Form 10-K, Exhibit 13
period 1994-05-31
CONTINENTAL HOMES HOLDING CORP
filed 1994-08-23
CIK 796122

Company          |   ________________________________________________________
Description      |
                 |   Financial Highlights
Continental      |   ________________________________________________________
Homes Holding    |
Corp. (the       |    (In thousands, except per share and unit backlog data)
"Company")       |
designs,         |                1994     1993      1992      1991     1990
constructs and   |                ----     ----      ----      ----     ----
sells single-    |
family homes     |  Revenues.. $348,620 $207,033 $170,424 $138,615  $134,497
for the entry-   |  Gross
level and move-  |   profit
up buyer in      |   from
Phoenix,         |   home
Arizona, Austin  |   sales....   62,153   38,052   29,674   24,148    20,970
and San          |  Net
Antonio, Texas,  |   Income...   13,083    7,100    6,591      116     3,551
Denver,          |  Primary
Colorado and     |   earnings
Southern         |   per
California.      |   share....      .20      .20      .20      .20       --
The Company      |  Total
entered the      |   assets...  305,490  187,525  162,774  142,712   147,144
Austin, Texas    |  Total
market in July   |   debt.....  168,319  114,787  101,741  104,381   106,907
1993 through     |  Stock-
the acquisition  |   holers'
of Milburn, the  |   equity...   98,560   51,550   44,428   28,562    29,166
leading builder  |  Stock-
of single-       |   holders-
family homes in  |   equity per
the Austin       |   common
metropolitan     |   share....  $ 14.15  $  9.93  $  8.71  $  8.13   $  8.30
area (the        |  Units in
"Milburn         |   backlog
Acquisition").   |   at end of
In January       |   period...    1,136      900      669      486       414
1994, the        |  Aggregate
Company          |   sales
acquired the     |   value of
operations of    |   backlog.. $147,242 $107,499 $ 76,215 $ 53,180   $42,808
Aspen Homes, a   |
single-family    |  ________________________________________________________
homebuilder in   |
San Antonio.     |  Price Range of Common Shares
The Phoenix      |  ________________________________________________________
area is the      |
Company's        |       Since December 15, 1993 the Company's Common Stock
primary market   |  has traded on the NYSE (Symbol: CON).  Prior to that
and accounted    |  date the Company's Common Stock was traded on the AMEX.
for              |  The following table sets forth the high and low closing
approximately    |  sales prices of the Company's common stock for the
58% and 86% of   |  periods indicated:
its revenues     |
from home-       |                First           Second
building         |               Quarter          Quarter
operations in    |            -------------    -------------
fiscal year      |  1994      $13.38-$22.50    $20.63-$23.75
1993,            |  1993      $10.00-$13.50    $10.25-$15.00
respectively.    |
The Company has  |                Third           Fourth
built and        |               Quarter          Quarter
delivered more   |            -------------    -------------
single-family    |  1994      $18.50-$23.88    $13.88-$21.38
homes in the     |  1993      $13.00-$18.00    $12.50-$16.75
Phoenix area     |
than any other   |  Since the first fiscal quarter of 1991, the Company has
homebuilder for  |  paid a quarterly cash dividend of $.05 per share,  See
each of the      |  Note F to the consolidated financial statements for
last nine        |  restrictions related to the payment of dividends.
years.  The      |
Company also     |
offers mortgage  |
banking          |
services in      |
Arizona to its   |
homebuyers and   |
in Texas to its  |
homebuyers and   |
to third         |
parties.         |

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                  CONDITION
- - ------------------------------------------------------------------------------

RESULTS OF OPERATIONS


  Homebuilding

    The Phoenix area accounted for approximately 58%, 86% and 87% of the Company's revenues from home sales in fiscal 1994, 1993 and 1992, respectively. The following table sets forth, for the periods indicated, unit activity, average sales price and revenue from home sales for the Company:


                                                Years ended May 31,
                                      ----------------------------------------
                                          1994          1993          1992
                                      ------------  ------------  ------------
Units delivered......................        2,831         1,769         1,470
Average sales price..................     $120,110      $113,065      $112,119
Revenue from home sales (000's)......     $340,031      $200,012      $164,815
Percentage increase from prior year..        70.0%         21.4%
Change due to volume.................        60.0%         20.4%
Change due to average sales price....        10.0%          1.0%

    The increase in volume in fiscal 1994 was attributable to the Texas operations, improved housing markets in the Phoenix and Denver areas and increased deliveries in California as a result of the Company's aggressive marketing in that location. The increase in volume in fiscal 1993 was attributable primarily to the improved housing markets in the Phoenix and Denver areas. Single family housing starts increased by more than 23% and 34% in calendar 1993 and 1992, respectively, compared to 1992 and 1991 in the Phoenix area and by more than 20% and 50% in the same time periods in the Denver area. The increase in average sales price in fiscal 1994 was primarily due to the increased number of deliveries in California, most of which were in the move-up market. The fiscal 1994 results include an aggregate of 810 deliveries from the Texas operations with an average sales price of $107,100 per home, resulting in incremental revenue of $86,776,000.

    Revenues from land sales were $1,095,000 in fiscal 1994, $4,113,000 in fiscal 1993 and $3,114,000 in fiscal 1992. Land sales revenue in fiscal 1993 was primarily the result of the sale of an undeveloped 11.5 acre commercial site in Phoenix. Substantially all of the fiscal 1992 land sales were effected as part of the series of transactions in which the Company sold developed lots to unrelated third parties and retained an option to buy the lots back at fixed prices within specified periods of time.


The following  table  summarizes  information  related  to  the Company's backlog at the dates indicated:

                                                        May 31,
                        ------------------------------------------------------------------------
                                 1994                     1993                     1992
                        -----------------------  -----------------------  ----------------------
                          Units      Dollars       Units      Dollars       Units      Dollars
                        ---------  ------------  ---------  ------------  ---------  -----------
                                                 (Dollars in thousands)
Phoenix...............        659  $     84,818        786  $     86,436        599  $    62,527
Texas.................        348        38,403      --          --           --         --
Denver................        100        18,178         79        11,753         47        8,910
California............         29         5,843         35         9,310         23        4,778
                        ---------  ------------   --------  ------------   --------  -----------
                            1,136  $    147,242        900  $    107,499        669  $    76,215
                        =========  ============   ========  ============   ========  ===========

    The increases in backlog in fiscal 1994 and 1993 in Denver and fiscal 1993 in Phoenix were due to the improved housing markets in both locations, which the Company believes resulted primarily from improved economic conditions in these markets and lower mortgage interest rates. Significant volume increases in earlier quarters resulted in the Company selling out of several subdivisions in Phoenix faster than anticipated. This resulted in fewer homes available for sale in Phoenix in the third and fourth fiscal quarters of fiscal 1994 compared to the same periods in fiscal 1993. As a result of this inventory shortage, the number of units in the backlog in Phoenix at May 31, 1994 was 16% less than the prior year. New subdivisions opened in late May and early June increased the number of active subdivisions in Phoenix to a level consistent with prior years. The aggregate sales value of new contracts signed increased 54% in fiscal 1994 as a result of the Texas operations to $351,536,000 representing 2,844 homes (including $101,094,000 in Texas representing 935 homes) as compared with $228,338,000 representing 2,000 homes in fiscal 1993.


    The following table summarizes information related to cost of home sales and selling, general and administrative
("SG&A") expenses and interest, net for homebuilding:

                                                                          Years ended May 31,
                                              ----------------------------------------------------------------------------
                                                        1994                      1993                      1992
                                              ------------------------  ------------------------  ------------------------
                                                Dollars         %         Dollars         %         Dollars         %
                                              ------------  ----------  ------------  ----------  ------------  ----------
                                                                         (Dollars in thousands)
Revenue from home sales.....................  $    340,031      100.0%  $    200,012      100.0%  $    164,815      100.0%
Cost of home sales..........................       277,878        81.7       161,960        81.0       135,141        82.0
                                              ------------  ----------  ------------  ----------  ------------  ----------
Gross profit................................        62,153        18.3        38,052        19.0        29,674        18.0
SG&A expenses...............................        37,065        10.9        20,836        10.4        18,648        11.3
                                              ------------  ----------  ------------  ----------  ------------  ----------
Operating income from homebuilding..........        25,088         7.4        17,216         8.6        11,026         6.7
Interest, net...............................         4,456         1.3         5,498         2.7         1,341          .8
                                              ------------  ----------  ------------  ----------  ------------  ----------
Pre-tax profit from home-building...........  $     20,632        6.1%  $     11,718        5.9%  $      9,685        5.9%
                                              ============  ==========  ============  ==========  ============  ==========

    Gross profit from home sales was 18.3% (20.5%, excluding California operations) in fiscal 1994 compared to 19.0% (20.7% excluding California operations) in fiscal 1993. The Southern California market has been weak due to difficult economic conditions, concerns about home values and low consumer confidence. Accordingly, the Company has aggressively marketed its California homes by offering sales incentives and discounts. During fiscal 1995 the Company anticipates bringing to the market three new neighborhoods. These new neighborhoods will generate a significant improvement in the Southern California gross profit margins. The California market, however, will continue to have a negative impact on the Company's earnings since current volume is not sufficient to offset general and administrative expenses and interest which is expensed and not capitalized.

    The increase in total SG&A expenses for fiscal 1994 was due to higher variable marketing costs (primarily sales commissions and model furniture amortization) due to the increase in the number of homes delivered, higher salaries and higher customer service costs. In addition, the current fiscal year included $11,125,000 of SG&A expenses from Texas and $669,000 related to the amortization of the excess of cost over related net assets acquired. The increase in total SG&A expenses in fiscal 1993 was primarily due to higher variable marketing costs (primarily sales commissions) due to the increase in the number of homes delivered, higher salaries, higher customer service costs and higher employee benefits (including the adoption of the executive split dollar life insurance program). Additionally, SG&A increased in fiscal 1993 due to expenses related to the California office which was opened in the second quarter of fiscal 1992. SG&A expenses for each home delivered were $13,092, $11,778 and $12,685 in fiscal 1994, 1993 and 1992, respectively. The
Company capitalizes certain SG&A expenses for homebuilding. Accordingly, total SG&A expenses incurred for homebuilding were $42,040,000, $24,005,000 and $21,341,000 in fiscal 1994, 1993 and 1992, respectively.

    The Company capitalizes certain interest costs for its homebuilding operations and includes such capitalized interest in cost of home sales when the related units are delivered. Accordingly, total interest incurred by the Company was $13,378,000, $11,896,000 and $9,366,000 in fiscal 1994, 1993 and
1992, respectively. Interest, net for homebuilding was $4,456,000, $5,498,000 and $1,341,000 in fiscal 1994, 1993 and 1992, respectively. The increase in interest expense in fiscal 1993 was primarily the result of the Company expensing interest related to its Carlsbad, California project and an increase in debt outstanding due to the issuance of the 12% Senior Notes in August 1992. The Company capitalized $1,816,000 of interest relating to the Carlsbad, California project in fiscal 1992. The Company discontinued capitalizing interest on this project in the fourth quarter of fiscal 1992 and will continue to expense such interest until development commences on this project.

    The Company's pre-tax profit from homebuilding for fiscal 1994 was $20,632,000 compared to $11,718,000 for the year ended May 31, 1993 and $9,685,000 for the year ended May 31, 1992. The increase in pre-tax profit was primarily due to greater deliveries in Phoenix and, in fiscal 1994, inclusion of the Texas results (which contributed $4,406,000 of pre-tax profit).

    The Company owns 417 acres in Carlsbad, California, located in San Diego County. When developed, the property is expected to consist of approximately 780 single family lots. The acquisition loan on the Carlsbad property was made by a thrift that is now under the control of the Resolution Trust Corporation ("RTC") and had a maturity date of June 19, 1992. The loan balance at maturity would have been approximately $24,500,000. The loan was repaid in April 1992 for $16,000,000. Thereafter, the Company re-evaluated the net realizable value of the Carlsbad property and determined that an inventory writedown before taxes of $7,500,000 should be recorded against the property. This writedown was recorded in the fourth quarter of fiscal 1992.

  Mortgage Banking

    The Company's mortgage banking operations are conducted through its wholly-owned subsidiaries American Western Mortgage Company ("AWMC") in Arizona and Miltex Management, Inc. ("MMI") in Texas. The following table summarizes operating information for the Company's mortgage banking operations:


                                                  YEARS ENDED MAY 31,
                                          ------------------------------------
                                             1994         1993        1992
                                          -----------  ----------  -----------
                                                 (DOLLARS IN THOUSANDS)

Number of loans originaged..............        2,451         983          955
Loan origination fees...................  $     2,186  $      861  $       801
Sale of servicing and marketing gains...        3,046       1,233          895
Other revenue...........................          459         332          209
                                          -----------  ----------  -----------
  Total revenues........................        5,691       2,426        1,905
General and administrative expenses.....        3,930       1,544        1,713
                                          -----------  ----------  -----------
Operating income from mortgage banking..        1,761         882          192
Interest, net...........................         (233)         14         (178)
                                          -----------  ----------  -----------
Pre-tax profit from
  mortgage banking.....................   $     1,994  $      868  $       370
                                          ===========  ==========  ===========

    Revenues and general and administrative expense from mortgage banking operations increased in fiscal 1994 primarily due to the Texas operations. Included in fiscal 1994 results are 1,438 loan originations and $3,259,000 and $917,000 of revenues and operating income, respectively, from MMI. Revenues from mortgage banking operations increased in fiscal 1993 due to an increase in revenue from loan servicing and the sale of approximately $15,065,000 in servicing rights from the servicing portfolio which resulted in a gain of approximately $200,000. The Company retains a portion of the loan servicing and, at May 31, 1994, the servicing portfolio was approximately $61,864,000 compared to $52,986,000 at May 31, 1993. In 1990, after the failure of a number of local thrifts and the resulting reduction of available permanent financing in the Phoenix area, the Company began offering mortgage-related services to customers other than its homebuyers. The decrease in general and administrative expenses in fiscal 1993 is a result of such originations and the related personnel being eliminated in the fourth quarter of fiscal 1992.

  Consolidated Operations

    Net income was $13,083,000 ($2.11 per share, $1.88 fully diluted) in fiscal 1994 compared to $7,100,000 ($1.38 per share, $1.30 fully diluted) and $6,591,000 ($1.39 per share, $1.34 fully diluted) in fiscal 1993 and 1992, respectively. During fiscal 1992, the Company retired a subordinated note and the note payable related to the Carlsbad property, both of which were payable to the RTC, at an amount less than par. These payoffs resulted in a gain of $5,299,000 net of income taxes. The gain has been reflected as an extraordinary item in the Company's 1992 Consolidated Statement of Income.

LIQUIDITY AND CAPITAL RESOURCES


    The Company's financing needs depend primarily upon sales volume, asset turnover, land acquisition and inventory balances. The Company has financed, and expects to continue to finance, its working capital needs through funds generated by operations and borrowings. Funds for future land acquisitions and construction costs are expected to be provided primarily by cash flows from operations and future borrowings as permitted under the 12% Senior Note Indenture. At May 31, 1994, the Company had unsecured lines of credit from two lenders for aggregate borrowings (excluding mortgage warehouse lines) of up to $15,000,000. In connection with the Milburn Acquisition, the Company assumed a $25,000,000 secured revolving line of credit. At May 31, 1994 there were no amounts outstanding under its credit lines. The Company's revolving lines of credit bear interest at rates ranging from prime plus 1/2% to prime plus 1%. The Company believes that amounts generated from operations and such additional borrowings will provide funds adequate to finance its homebuilding activities and meet its debt service requirements. The Company does not have any current commitments for capital expenditures.

    AWMC has a warehouse line of credit for $15,000,000 which is guaranteed by the Company. In addition, MMI has a warehouse line of credit for $10,000,000. Pursuant to the warehouse lines of credit, the Company issues drafts to fund its mortgage loans. The amount represented by a draft is drawn on the warehouse line of credit when the draft is presented for payment. At May 31, 1994, no amounts were outstanding under the warehouse lines of credit and the amount of funding drafts outstanding was $3,439,000. The Company believes that such line is sufficient for its mortgage banking operations.

    On July 29, 1993 the Company acquired all of the outstanding capital stock of Milburn for approximately $26.2 million ($20 million in cash and $6.2 million of Series A Preferred Stock). On January 28, 1994, the Company acquired the operations of Aspen Homes for total cash consideration of $6,982,000.

    In November 1993, the Company completed a public offering of 1,704,400 shares of common stock at $21.50 per share. The net proceeds of the offering (approximately $34,228,000) were used to redeem the Series A Preferred Stock and to reduce temporarily all amounts outstanding under the Company's revolving lines of credit and mortgage banking warehouse lines of credit.

    On March 22, 1994, the Company obtained the consent of the holders of the majority of the outstanding 12% Senior Notes to certain amendments to the Indenture, including to permit the sale of an additional $35,000,000 of Senior Notes. In connection therewith, the Company paid $1,102,020 to the holders of the outstanding Notes. On March 31, 1994, the Company completed the sale of the additional Senior Notes at 107% of par.

  Inflation and Effects of Changing Prices

    Real estate and residential housing prices are affected by inflation, which can cause increases in the prices of land, raw materials and subcontracted labor. In the past three years, the Company has not experienced any significant inflationary pressure on land, raw materials or labor. Unless costs are recovered through higher sales prices, gross profit margins will decrease. As interest rates increase, construction and financing costs as well as the cost of borrowing funds also increase, which can result in lower gross profits. Relatively low interest rates during fiscal 1994 have made the Company's homes more affordable in each of its markets. High mortgage interest rates make it more difficult for the Company's customers to qualify for home mortgage loans. These factors have a much more significant effect on the Company's operations than does seasonality, in part because homes can be constructed year-round.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - ------------------------------------------------------------------------------

                            ARTHUR ANDERSEN & CO.
                               PHOENIX, ARIZONA

    To Continental Homes Holding Corp.:


    We have audited the accompanying consolidated balance sheets of CONTINENTAL HOMES HOLDING CORP. (a Delaware corporation) and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Homes Holding Corp. and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN & CO.


Phoenix, Arizona,
June 17, 1994.

                         CONSOLIDATED BALANCE SHEETS
- - ------------------------------------------------------------------------------


                                                           May 31,
                                                     1994           1993
                                                 -------------  -------------
                                                        (In thousands)
ASSETS
Homebuilding:
  Cash (Note F)...............................   $      28,809  $      11,552
  Receivables (Note B)........................           9,928          8,648
  Homes, lots and improvements in
    production (Notes A, C and F).............         205,369        142,589
  Property and equipment, net (Note A)........           1,914            667
  Prepaid expenses and other assets...........          13,621          7,107
  Excess of cost over related net assets
    acquired (Note A).........................           6,743          2,235
                                                 -------------  -------------
                                                       266,384        172,798
                                                 -------------  -------------

Mortgage banking:
  Mortgage loans held for sale
    (Notes A and E)...........................          17,570          8,825
  Mortgage loans held for long-term
    investment, net (Note E)..................          20,132          5,003
  Other assets................................           1,404            899
                                                 -------------  -------------
                                                        39,106         14,727
                                                 -------------  -------------
      Total assets............................   $     305,490  $     187,525
                                                 =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Homebuilding:
  Accounts payable and other liabilities......   $      35,179  $      21,059
  Notes payable, senior and convertible
    subordinated debt (Note F)................         144,048        106,183
  Deferred income taxes (Notes A and G).......           2,232            (89)
                                                 -------------  -------------
                                                       181,459        127,153
                                                 -------------  -------------

Mortgage banking:
  Notes payable (Note F)......................           3,439          3,500
  Bonds payable (Notes E and F)...............          20,832          5,104
  Other.......................................           1,200            218
                                                 -------------  -------------
                                                        25,471          8,822
                                                 -------------  -------------
      Total liabilities.......................         206,930        135,975
                                                 -------------  -------------

Commitments and contingencies (Notes F, I and J)

Stockholders' equity (Notes F and H):
  Preferred stock, $.01 par value:
    Authorized -- 2,000,000 shares --
      Issued -- none..........................          --             --
  Common stock, $.01 par value:
    Authorized -- 20,000,000 shares --
      Issued -- 7,080,900 and
      5,376,500 shares........................              71             54
    Treasury stock, at cost -- 118,130 and
      187,055 shares..........................             (83)          (631)
    Capital in excess of par value............          59,610         25,033
    Retained earnings.........................          38,962         27,094
                                                 -------------  -------------
      Total stockholders' equity..............          98,560         51,550
                                                 -------------  -------------
      Total liabilities and
        stockholders' equity..................   $     305,490  $     187,525
                                                 =============  =============


         The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                                   Continental Homes Holding Corp.
                                  CONSOLIDATED STATEMENTS OF INCOME
- - ------------------------------------------------------------------------------
                                                                    Years ended May 31,
                                                            1994            1993            1992
                                                       --------------  --------------  --------------
                                                           (In thousands, except per share data)
REVENUES
Home sales...........................................  $      340,031  $      200,012  $      164,815
Land sales...........................................           1,095           4,113           3,114
Mortgage banking and title operations................           6,967           2,426           1,905
Other income, net....................................             527             482             590
                                                       --------------  --------------  --------------
      Total revenues.................................         348,620         207,033         170,424
                                                       --------------  --------------  --------------

COSTS AND EXPENSES
Homebuilding:
  Cost of home sales.................................         277,878         161,960         135,141
  Cost of land sales.................................           1,499           4,766           3,156
  Selling, general and administrative expenses.......          37,065          20,836          18,648
  Interest, net (Notes A and C)......................           4,456           5,498           1,341
  Inventory writedown (Note C).......................           --              --              7,500
Mortgage banking and title operations:
  Selling, general and administrative expenses.......           4,818           1,544           1,713
  Interest, net (Note A).............................            (233)             14            (178)
                                                       --------------  --------------  --------------
      Total costs and expenses.......................         325,483         194,618         167,321
                                                       --------------  --------------  --------------

Equity in loss of unconsolidated joint ventures
  (Notes A and D)....................................           --               (332)           (948)
                                                       --------------  --------------  --------------

Income before income taxes and extraordinary credit..          23,137          12,083           2,155
Income taxes (Note G)................................          10,054           4,983             863
                                                       --------------  --------------  --------------
Income from operations...............................          13,083           7,100           1,292

Extraordinary credit: Gain on extinguishment of debt;
  net of income taxes of $3,532 in 1992..............           --              --              5,299
                                                       --------------  --------------  --------------
      Net income.....................................  $       13,083  $        7,100  $        6,591
                                                       ==============  ==============  ==============

Earnings per common share (Note A):
  Income from operations.............................  $         2.11  $         1.38  $          .27
  Net income.........................................  $         2.11  $         1.38  $         1.39
                                                       ==============  ==============  ==============

Earnings per common share assuming full dilution
  (Note A):
  Income from operations.............................  $         1.88  $         1.30  $          .27
  Net income.........................................  $         1.88  $         1.30  $         1.34
                                                       ==============  ==============  ==============

Cash dividends per share.............................  $          .20  $          .20  $          .20
                                                       ==============  ==============  ==============

Weighted average number of shares outstanding........       6,202,964       5,143,713       4,746,875
                                                       ==============  ==============  ==============


                     The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                          Continental Homes Holding Corp.
                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
- - ----------------------------------------------------------------------------------------------------
                                  For the Years Ended May 31, 1994, 1993 and 1992

                                               (Dollars in thousands)

                                                                            CAPITAL IN
                                       COMMON STOCK                           EXCESS
                                 -------------------------    TREASURY        OF PAR      RETAINED
                                    SHARES        AMOUNT       STOCK          VALUE       EARNINGS       TOTAL
                                 -------------  ----------  ------------    ----------  ------------  ------------

Balance May 31, 1991...........      3,880,000  $       39  $     (1,612)   $   14,772  $     15,363  $     28,562

Net income.....................        --            --           --           --              6,591         6,591

Sale of common stock...........      1,496,500          15        --             9,761        --             9,776

Cash dividends.................        --            --           --           --               (934)         (934)

Exercise of employee stock
  options......................        --            --              433       --             --               433
                                 -------------   ---------  ------------  ------------  ------------  ------------
Balance May 31, 1992...........      5,376,500          54        (1,179)       24,533        21,020        44,428

Net income.....................        --            --           --           --              7,100         7,100

Cash dividends.................        --            --           --           --             (1,026)       (1,026)

Exercise of employee stock
  options......................        --            --              548           500        --             1,048
                                 -------------   ---------  ------------  ------------  ------------  ------------
Balance May 31, 1993...........      5,376,500          54          (631)       25,033        27,094        51,550

Net Income.....................        --            --           --           --             13,083        13,083

Sale of common stock...........      1,704,400          17        --            34,211        --            34,228

Cash dividends.................        --            --           --           --             (1,215)       (1,215)

Exercise of employee stock
  options......................        --            --              548           366        --               914
                                 -------------   ---------  ------------  ------------  ------------  ------------
Balance May 31, 1994...........      7,080,900         $71  $        (83)      $59,610       $38,962       $98,560
                                 =============   =========  ============  ============  ============  ============



                                    The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                   Continental Homes Holding Corp.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
- - -----------------------------------------------------------------------------------------------------
                                                                      Years ended May 31,
                                                              1994           1993           1992
                                                          -------------  -------------  -------------
Cash flows from operating activities:
  Net income............................................  $      13,083  $       7,100  $       6,591
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization.....................          2,410          1,619            797
      Increase (decrease) in deferred income taxes......           (580)           497          1,322
      Inventory writedown...............................        --             --               7,500
      Extraordinary credit: Gain on extinguishment of
        debt............................................        --             --              (8,831)
      Tax benefit of employee stock options exercised...            366            500        --
      Decrease (increase) in assets:
        Homes, lots and improvements in production......        (28,573)       (13,736)        (2,327)
        Receivables.....................................         16,748          5,755          1,764
        Prepaid expenses and other assets...............         (2,144)            72         (1,274)
      Increase in liabilities:
        Accounts payable and other liabilities..........          5,415          3,912          4,621
                                                          -------------  -------------  -------------
  Net cash provided by operating activities.............          6,725          5,719         10,163
                                                          -------------  -------------  -------------

Cash flows from investing activities:
  Net additions to property and equipment...............           (513)          (170)          (475)
  Cash advanced to unconsolidated joint ventures........        --              (1,225)        (4,782)
  Cash received from unconsolidated joint ventures......        --             --               1,325
  Cash paid for Milburn Investments, Inc. and
    Subsidiaries, net of cash acquired..................         (7,042)       --             --
  Cash paid for Aspen Homes.............................         (6,982)       --             --
                                                          -------------  -------------  -------------
  Net cash used by investing activities.................        (14,537)        (1,395)        (3,932)
                                                          -------------  -------------  -------------

Cash flows from financing activities:
  Decrease in notes payable to financial institutions...        (29,602)       (48,087)       (28,061)
  Retirement of 123/4% Senior Notes.....................        --             (16,817)       --
  Retirement of bonds payable...........................        (10,140)        (4,058)        (2,502)
  Sale of common stock..................................         34,228        --               9,776
  Redemption of Series A Preferred Stock................         (6,200)       --             --
  Issuance of Convertible Subordinated Notes............        --             --              29,895
  Issuance of 12% Senior Notes..........................         37,450         71,598        --
  Stock options exercised...............................            548            548            433
  Dividends paid........................................         (1,215)        (1,026)          (934)
  Payment on subordinated note..........................        --             --             (12,419)
                                                          -------------  -------------  -------------
  Net cash provided (used) by financing activities......         25,069          2,158         (3,812)
                                                          -------------  -------------  -------------
Net increase in cash....................................         17,257          6,482          2,419
Cash at beginning of year...............................         11,552          5,070          2,651
                                                          -------------  -------------  -------------
Cash at end of year.....................................  $      28,809  $      11,552  $       5,070
                                                          =============  =============  =============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest, net of amounts capitalized..............  $       7,431  $       7,205  $       3,774
      Income taxes......................................  $      13,080  $       4,635  $       3,850


    Supplemental schedule of non-cash investing and financing activities:

    On July 29, 1993, the Company acquired Milburn Investments, Inc. and Subsidiaries.  Non-cash consideration paid included the issuance  of $6.2 million of Series A preferred stock.  As a result of the acquisition, the Company recorded additional assets of $92,660,000 (primarily homes, lots and improvements in production and mortgage related assets) and liabilities of $66,590,000 (primarily notes payable to financial institutions and mortgage related debt). See Note K.


                     The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       Continental Homes Holding Corp.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------------------------------------------

A. ACCOUNTING POLICIES

    The following accounting policies, together with those disclosed elsewhere in the consolidated financial statements, represent the significant accounting policies followed by Continental Homes Holding Corp. (the "Company") and its subsidiaries.

  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions. The Company's investments in joint ventures in which it had a 50% or less equity interest were accounted for under the equity method of accounting. See Note D.

  Income Taxes

    The Company adopted the accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109") during the year ended May 31, 1992. The adoption of FAS 109 was not material to the financial statements. Among other things, FAS 109 requires the adoption of the liability method and further requires that current and deferred tax balances be determined based on tax rates and laws enacted as of the balance sheet date rather than the historical tax rates. See Note G.

  Homes, Lots and Improvements in Production

    Homes, lots and improvements in production are stated at the lower of accumulated cost or market. Interest costs incurred during construction or development activities related to homes, lots and improvements in production
and certain indirect project costs (employee   related   costs)   are
capitalized and subsequently charged to cost of home sales as the units associated with such costs are sold. See Note C.

    The  components of homes, lots and improvements in production areas follows:
                                                          May 31,
                                                 --------------------------
                                                     1994          1993
                                                 ------------  ------------
                                                       (In thousands)

Homes and lots in production...................  $     88,034  $     62,685
Land and developed lots held for housing.......        83,025        48,787
Unimproved land held for development or sale...        31,353        29,080
Capitalized interest...........................         2,957         2,037
                                                 ------------  ------------
                                                 $    205,369  $    142,589
                                                 ============  ============


  Property and Equipment

    Property and equipment is stated at cost and consists primarily of office furniture and equipment. Depreciation expense is provided using the straight-line method over the estimated useful lives (three to five years). Depreciation expense was $472,000, $334,000 and $310,000 in 1994, 1993 and
1992, respectively. The costs of maintenance and repairs are charged to expense as incurred.

  Excess of Cost over Related Net Assets Acquired

    The excess of cost over related net assets acquired of $10,217,000 is being amortized over periods ranging from three to twenty years using the straight- line method. Amortization expense was $856,000, $187,000 and $187,000 in 1994, 1993 and 1992, respectively.

  Fair Value of Financial Instruments

    The carrying amounts of cash, receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The fair value of the Company's senior and subordinated debt is estimated based on quoted market prices. At May 31, 1994 and 1993, the estimated fair value of the Company's senior and subordinated debt was $143,550,000 and $111,912,500, respectively.

    Mortgage loans held for sale are stated at the lower of cost or market which approximates the fair value. The mortgage banking notes payable bear interest at a rate indexed to the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1994 approximate fair value. The carrying amounts of mortgage loans held for long-term investment and mortgage-backed bonds approximate fair value.

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect estimates.

  Statement of Financial Accounting Standards No. 115

    The Company will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective June 1, 1994. This change in accounting is not expected to have a material effect on the financial position or results of operations of the Company.

  Sales Recognition

    The Company recognizes income from home and land sales in accordance with Statement of Financial Accounting Standards No. 66. The Company includes the discounts incurred in obtaining permanent financing for its customers in cost of home sales. Substantially all of the 1992 land sales were effected as part of a series of transactions in which the Company sold land to a third party and retained an option to buy it back within specified periods of time.

  Mortgage Banking Fee Recognition

    Loan origination fees are recognized as income in accordance with Statements of Financial Accounting Standards No. 65 and No. 91.

  Interest, Net

    Interest, net is comprised of interest expense and interest income. The summary of the components of interest, net is as follows:


                                               Years ended May 31,
                                         1994          1993          1992
                                     ------------  ------------  ------------
                                                  (In thousands)

Interest expense, homebuilding...... $      4,724  $      5,862  $      1,512
Interest income, homebuilding.......         (268)         (364)         (171)
                                     ------------  ------------  ------------
                                     $      4,456  $      5,498  $      1,341
                                     ============  ============  ============
Interest expense, mortgage banking.. $      2,707  $      1,343  $      1,557
Interest income, mortgage banking...       (2,940)       (1,329)       (1,735)
                                     ------------  ------------  ------------
                                     $       (233) $         14  $       (178)
                                     ============  ============  ============

  Earnings Per Common Share

    Earnings per common share has been computed using the weighted average number of common shares outstanding during the period. Earnings per common share assuming full dilution has been computed assuming the conversion of the Convertible Subordinated Notes issued in March 1992.

B. RECEIVABLES

    Notes  and accounts receivable are as follows:


                                                 May 31,
                                             1994        1993
                                          ----------  ----------
                                              (In thousands)
Proceeds receivable arising from
  home sales...........................   $    4,760  $    5,923
Municipal Utility District
  receivables..........................        3,512       --
Notes receivable on land sales.........          775       1,295
Other notes and accounts
  receivable...........................          881       1,430
                                          ----------  ----------
                                          $    9,928  $    8,648
                                          ==========  ==========

C. INTEREST CAPITALIZATION

    The Company follows the practice of capitalizing for its homebuilding operations certain interest costs incurred on land under development and homes under construction. Such capitalized interest is included in cost of home sales when the units are delivered. The Company capitalized interest in the amount of $8,654,000, $6,034,000 and $7,150,000 and expensed as a component of cost of home sales $7,734,000, $6,236,000 and $4,930,000 in fiscal 1994, 1993 and 1992, respectively. Included in interest capitalized as of May 31, 1992 was $5,003,000 related to the Carlsbad, California property. This capitalized interest was expensed as a component of the $7,500,000 inventory writedown in 1992.

D. INVESTMENT IN JOINT VENTURES

    The Company currently accounts for its California operations on a consolidated basis. The various California joint ventures were terminated
during fiscal 1992 and 1993.   Summarized joint venture financial information
for each of the periods in the three years ended May 31, 1994 is as follows:


                                  Years ended May 31,
                             1994       1993        1992
                           --------  ----------  -----------
                                    (In thousands)
Revenues.................  $   --    $    --     $     2,386
Costs and expenses.......      --           666        2,872
                           --------  ----------  -----------
      Loss before taxes..  $   --    $     (666) $      (486)
                           ========  ==========  ===========

E. CONSOLIDATED MORTGAGE SUBSIDIARIES

    The Company's consolidated financial statements include its wholly-owned mortgage banking and finance subsidiaries. Financial data of the mortgage banking and finance subsidiaries is summarized as follows:


                                                       May 31,
                                                  1994         1993
                                               -----------  -----------
                                                    (In thousands)
Current assets, principally
  mortgage loans held for sale...............  $    19,917  $     9,627
Total assets, principally mortgage
  loans and mortgage-backed securities.......       40,729       14,991
Current liabilities,
  principally notes payable..................       10,054        6,456
Total liabilities,  principally
  notes and bonds payable....................       30,885       11,560
Stockholder's equity and
  partnership capital........................        9,844        3,431


                                                  Years ended May 31,
                                             1994         1993         1992
                                          -----------  -----------  ----------
                                                     (In thousands)
Total revenues..........................  $     5,691  $     2,426  $    1,905
Net interest income (expense)...........          233          (14)        178
Net income..............................        1,176          521         222

    Mortgage loans held for sale are stated at the lower of cost or market determined in the aggregate. Mortgage loans held for sale consist of:


                                                              May 31,
                                                         1994         1993
                                                     ------------  -----------
                                                          (In thousands)
Single-family first mortgage
  loans............................................  $     17,918  $     8,875
Market discount....................................          (348)         (50)
                                                     ------------  -----------
                                                     $     17,570  $     8,825
                                                     ============  ===========

    Mortgage loans held for long term investment and the related bonds payable are the result of the Company's mortgage banking subsidiaries selling a portion of the mortgages they originated to related financing subsidiaries. Bonds issued by the Company's financing subsidiaries are secured by GNMA certificates and first mortgage loans. Payments are made on the bonds on a periodic basis as a result of, and in amounts related to, corresponding payments received on the underlying mortgage collateral. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds. Neither the Company nor its mortgage banking subsidiaries have guaranteed or otherwise are obligated with respect to these bond issues.

F. NOTES, BONDS AND SENIOR AND CONVERTIBLE SUBORDINATED DEBT

  Homebuilding:

    Notes payable, senior and convertible  subordinated debt consist of:


                                                             May 31,
                                                        1994          1993
                                                    ------------  ------------
                                                          (In thousands)
12% senior notes, due 1999, net of
  premium of $1,753 in 1994 and
  discount of $752 in 1993......................   $    111,753  $     74,248

6-7/8% convertible subordinated notes,
  due 2002, net of discount of
  $2,705 and $3,065............................           32,295        31,935
                                                    ------------  ------------
                                                    $    144,048  $    106,183
                                                    ============  ============

    At May 31, 1994, the Company had available unsecured bank lines of credit for borrowings (excluding mortgage warehouse lines) of $15,000,000. In connection with the Milburn Acquisition, the Company assumed a $25,000,000 secured revolving line of credit. Interest rates range from prime + 1/2% to prime + 1%. The unsecured bank lines of credit mature through October 1995. The secured bank line of credit matures in July 1995. At May 31, 1994, the Company had no amounts outstanding under the lines of credit. During fiscal 1994, the weighted average interest rate on the average month end balance was 6.9%. The average month end outstanding balance during the year was $5,464,000 and the maximum amount outstanding at any month end was $20,416,000. The Company is required to maintain $750,000 of compensating balance deposits with the lenders, minimum levels of liquidity and tangible net worth and maximum levels of debt to net worth in conjunction with these unsecured lines of credit.

    In August 1992, the Company issued $75,000,000 principal amount of 12% Senior Notes due August 1, 1999. The Senior Notes are redeemable in whole or in part at the option of the Company at any time on or after August 1, 1997 at redemption prices decreasing from 104%. The Senior Notes are senior unsecured obligations of the Company.

    On March 22, 1994, the Company obtained the consent of the holders of the majority of the outstanding 12% Senior Notes to certain amendments to the indenture, including to permit the sale of an additional $35,000,000 of Senior Notes. On March 31, 1994, the Company completed the sale of the additional Senior Notes.

    The indenture relating to the Company's 12% Senior Notes contains certain covenants which among other things, limit the amount of additional debt which may be incurred, the making of restricted payments (as defined), including the payment of dividends, and the ability to create certain liens, enter into certain transactions with affiliates or merge, consolidate, transfer or sell substantially all assets. As of May 31, 1994, approximately $24,419,000 was available for making restricted payments. The indenture requires the Company to maintain a net worth (as defined) of not less than $20,300,000. In the event of a change in control, the Company will be required, subject to certain conditions and limitations, to offer to purchase all Senior Notes then outstanding at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest to the date of purchase.

    In March 1992, the Company issued $35,000,000 principal amount of 67/8% Convertible Subordinated Notes due March 15, 2002. The Notes are convertible at a rate of 42.55 shares of Common Stock per $1,000 principal amount of Notes at any time prior to maturity. The Notes are redeemable in whole or in part at the option of the Company at any time on or after March 18, 1995 at redemption prices increasing from 95%. The Notes are subordinated to all senior indebtedness of the Company.

  Mortgage banking:

    Mortgage warehousing notes payable enable American Western Mortgage Company ("AWMC") and Miltex Management, Inc. ("MMI") to perform their loan origination and warehousing functions. At May 31, 1994, AWMC had a warehouse line of credit of $15,000,000 which is guaranteed by the Company. In addition, MMI had a warehouse line of credit of $10,000,000. All such borrowings are secured by the mortgage loans held for sale, mature on December 1, 1994 and May 25, 1995 and bear interest at prime + 1/2%. At May 31, 1994, no amounts were outstanding under these lines of credit and $3,439,000 of funding drafts were issued thereunder. At May 31, 1993, no amounts were outstanding under these lines of credit and $3,500,000 of funding drafts were issued thereunder.

    Bonds issued by the Company's financing subsidiaries are secured by GNMA certificates and first mortgage loans and are redeemable by the bondholders or callable by the issuer under certain circumstances as defined in the indenture under which the bonds were issued. Such bonds mature through August 2017 and have a weighted average interest rate of 9.2%.

G. INCOME TAXES

    The Company will file a consolidated Federal income tax return which will include all subsidiaries. Components of current and deferred income taxes follow:

                                          CURRENT      DEFERRED       TOTAL
                                        ------------  -----------  -----------
                                                    (IN THOUSANDS)
Year ended May 31, 1994
Federal..............................   $      8,344  $      (455) $     7,889
State and other......................          2,290         (125)       2,165
                                        ------------  -----------  -----------
                                        $     10,634  $      (580) $    10,054
                                        ============  ===========  ===========

Year ended May 31, 1993
Federal..............................   $      3,520  $       390  $     3,910
State and other......................            966          107        1,073
                                        ------------  -----------  -----------
                                        $      4,486  $       497  $     4,983
                                        ============  ===========  ===========

Year ended May 31, 1992
Federal..............................   $       (358) $     1,031  $       673
State and other......................           (101)         291          190
                                        ------------  -----------  -----------
                                        $       (459) $     1,322  $       863
                                        ============  ===========  ===========

    The effective income tax rate differs from the Federal statutory tax rate for the following reasons:

U.S. statutory tax rate...........................       35%      34%      34%
State income taxes,
  net of Federal tax benefit......................        6        8        8
Other, net........................................        2       (1)      (2)
                                                    -------  -------  -------
                                                         43%      41%      40%
                                                    =======  =======  =======

    The components of the net deferred tax asset (liability) are as follows:


                                                              May 31,
                                                      ------------------------
                                                          1994         1993
                                                      ------------  ----------
                                                           (In thousands)
Deferred tax assets:
    Inventory basis differences....................   $      4,201  $    3,842
    Other, net.....................................            510       1,776
                                                      ------------  ----------
                                                             4,711       5,618
                                                      ------------  ----------
Deferred tax liabilities:
    Gain on repurchase of note.....................          3,559       3,472
    Capitalized interest...........................          2,108       2,057
    Receivable basis differences...................          1,276       --
                                                      ------------  ----------
                                                             6,943       5,529
                                                      ------------  ----------
Net deferred tax asset (liability).................   $     (2,232) $       89
                                                      ============  ==========

H. STOCK OPTIONS

    The Company has two stock incentive plans (the "Plans"). The 1988 Stock Incentive Plan was approved by the Board of Directors on July 29, 1988 and the stockholders on August 26, 1988 and amended by the Board of Directors on July 23, 1992 and the stockholders on August 26, 1992. The 1986 Stock Incentive Plan was approved by the Board of Directors and the stockholders of the Company on July 26, 1986. The Plans are intended to provide an incentive to officers and key employees of the Company and its subsidiaries to remain with the Company. The Board of Directors has authorized the reservation of 700,000 shares of the Company's common stock for issuance under the Plans. Options may be granted at a price equal to the market value on the date of the grant (or 85% of market value in the case of non-qualified options) and may not be exercised for one year (six months in the case of nonqualified options) from the date of grant. Under the Plans, options must be exercised within 10 years (5 years for a 10% holder) from the date the option was granted.

    The following summarizes the stock option transactions for the two years ended May 31, 1994:

                                             Number
                                           of Shares       Option Price
                                          ------------  ------------------

Outstanding at May 31, 1992............        250,580     $3.50-$12.875
  Granted..............................         72,500        $12.50
  Exercised............................        (88,120)    $3.50-$11.50
                                          ------------
Outstanding at May 31, 1993............        234,960     $4.00-$12.875
  Granted..............................         42,600     $11.88-$21.38
  Cancelled............................         (3,000)       $11.88
  Exercised............................        (68,925)    $4.00-$12.875
                                          ------------

Outstanding at May 31, 1994............        205,635     $4.00-$21.38
                                          ============
Exercisable at May 31, 1994............         63,660     $4.00-$12.87
                                          ============

    At May 31, 1994, there were 235,995 shares reserved for future grants.

I. CONTINGENCIES

    In management's opinion the Company is not involved in any legal proceedings which will have a material effect on the Company's financial position or operating results.

J. COMMITMENTS

    Rental expense for the Company was $914,000, $495,000 and $533,000 in 1994, 1993 and 1992, respectively. The following is a schedule by year of future minimum rental payments required under operating leases as of May 31, 1994:

                                                    (In thousands)
Fiscal year ending May 31,
    1995.........................................   $        1,249
    1996.........................................            1,092
    1997.........................................              129
    1998.........................................               29
    1999.........................................                4
                                                    --------------
    Total minimum lease payments.................   $        2,503
                                                    ==============

K. ACQUISITION OF MILBURN INVESTMENTS, INC.

    On July 29, 1993, the Company completed the acquisition of 100% of the Common Stock of Milburn Investments, Inc. ("Milburn") for approximately $26.2 million. The consideration consisted of approximately $20 million in cash and $6.2 million in Series A Preferred Stock issued by the Company. On November 4, 1993 the Company redeemed the Series A Preferred Stock. Milburn is the leading builder of single-family homes in the Austin, Texas metropolitan area. The acquisition was accounted for by the purchase method with the results of operations of Milburn included for the ten month period beginning August 1, 1993. The excess of cost over related net assets acquired of $4,788,000 is being amortized over periods ranging from five to ten years using the straight line method.

    The following unaudited pro forma combined financial data give effect to the acquisition as if it had occurred on the first day of each period. This pro forma information has been prepared utilizing the historical consolidated financial statements of the Company and Milburn. The pro forma financial data is provided for comparative purposes only and does not purport to be indicative of the results which would have been obtained if the acquisition had been effected during the periods presented. The pro forma financial information is based on the purchase method of accounting and reflects adjustments to record the profit of acquired inventories, amortize the non-compete agreement and the excess purchase price over the underlying value of net assets acquired, reflect the additional interest on acquisition indebtedness assumed and adjust income taxes for the pro forma adjustments.


                                           Years ended May 31,
                                        --------------------------
                                            1994          1993
                                        ------------  ------------
                                              (In thousands)
Total revenues.......................   $    367,866  $    286,865
Net income...........................         13,524         8,612
Earnings per common share............           2.18          1.67
Earnings per common share
  assuming full dilution.............           1.94          1.53


L. SELECTED UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

    Unaudited quarterly consolidated financial information for the years ended May 31, 1994 and 1993 is summarized as follows:


                                                                   THREE MONTHS ENDED
                                             ---------------------------------------------------------------
                                               AUGUST 31      NOVEMBER 30      FEBRUARY 28        MAY 31
                                             -------------  ---------------  ---------------  --------------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
  1994
  Revenues.................................  $      78,390   $       90,095   $       74,640  $      105,495
  Gross profit from home sales.............         14,259           16,109           13,303          18,482
  Net income...............................          3,237            3,227            2,727           3,892
  Earnings per share:
    Primary:
      Net income...........................  $         .62   $          .56   $          .39  $          .56
    Fully diluted:
      Net income...........................            .53              .50              .37             .50
  Weighted average shares outstanding......      5,194,877        5,711,566        6,953,734       6,962,659

  1993
  Revenues.................................  $      51,599   $       51,931   $       45,705  $       57,798
  Gross profit from home sales.............          9,562            9,357            9,082          10,051
  Net income...............................          1,970            1,615            1,476           2,039
  Earnings per share:
    Primary:
      Net income...........................  $         .39   $          .32   $          .29  $          .39
    Fully diluted:
      Net income...........................            .36              .30              .28             .36
  Weighted average shares outstanding......      5,101,896        5,114,503        5,169,407       5,189,287
