Form 10-K405, Exhibit 13
period 1995-05-31
CONTINENTAL HOMES HOLDING CORP
filed 1995-08-25
CIK 796122

                              FINANCIAL HIGHLIGHTS

(in thousands, except per share and unit backlog data)                1995        1994       1993      1992      1991

Revenues                                                            $432,452    $348,620   $207,033  $170,424  $138,615
Gross profit from home sales                                          75,430      62,153     38,052    29,674    24,148
Net income                                                            13,821      13,083      7,100     6,591       116
Earnings per common share                                               1.99        2.11       1.38      1.39       .03
Cash dividends per common share                                          .20         .20        .20       .20       .20
Total assets                                                         386,833     305,490    187,525   162,774   142,712
Total debt                                                           232,825     168,319    114,787   101,741   104,381
Stockholders' equity                                                 110,479      98,560     51,550    44,428    28,562
Stockholders' equity per common share                               $  15.95    $  14.15   $   9.93  $   8.71  $   8.13
Units in backlog at end of period                                      1,493       1,136        900       669       486
Aggregate sales value of backlog                                    $198,126    $147,242   $107,499  $ 76,215  $ 53,180


MANAGEMENTS DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

HOMEBUILDING

        The following table sets forth, for the periods indicated, unit activity, average sales price and revenue from home sales for the Company:

                                                    Years ended May 31,
                                       -----------------------------------------
                                         1995            1994             1993
                                       --------        --------         --------
Units delivered                           3,202           2,831            1,769
Average sales price                    $129,518        $120,110         $113,065
Revenue from home sales (000's)        $414,718        $340,031         $200,012
Percentage increase from prior year        22.0%           70.0%
Change due to volume                       13.1%           60.0%
Change due to average sales price           8.9%           10.0%

        The volume increase in fiscal 1995 was attributable to the addition of the Texas operations during fiscal 1994 and the Miami operations during fiscal 1995 (the Acquisitions). Without Texas and Miami, the Company's unit volume was 8% less during fiscal 1995 compared to fiscal 1994. Significant volume increases in early fiscal 1994 resulted in the Company selling out of several subdivisions in Phoenix faster than anticipated. This resulted in fewer homes available for sale in Phoenix in the third and fourth fiscal quarters of fiscal 1994 compared to the same periods in fiscal 1993. As a result of the inventory shortage, deliveries in the early quarters of fiscal 1995 in Phoenix were less than in the prior year. The increase in volume in fiscal 1994 was attributable to the Texas operations, improved housing markets in the Phoenix and Denver areas and increased deliveries in California as a result of the Company's aggressive marketing in that location. The increase in average sales price in fiscal 1995 was primarily due to deliveries in Phoenix and Denver, where sales prices have increased as a result of rising costs. The increase in average sales prices in fiscal 1994 was primarily due to the increased number of deliveries in California, most of which were in the move-up market.

         Revenues from land sales were $10,658,000 in fiscal 1995, $1,095,000 in fiscal 1994 and $4,113,000 in fiscal 1993.

         The following table summarizes information related to the Companys backlog at the dates indicated:

                                               May 31,
                       ---------------------------------------------------------
                            1995                1994                1993
                       Units     Dollars   Units     Dollars   Units     Dollars
                       ---------------------------------------------------------
                                        (Dollars in thousands)
Phoenix                  821    $102,503     659    $ 84,818     786    $ 86,436
Texas                    396      43,140     348      38,403      --          --
Denver                    98      18,185     100      18,178      79      11,753
Miami                     86      12,228      --          --      --          --
California                92      22,070      29       5,843      35       9,310
                       -----    --------   -----    --------     ---    --------
                       1,493    $198,126   1,136    $147,242     900    $107,499
                       =====    ========   =====    ========     ===    ========

        The increase in backlog in fiscal 1995 resulted from improved sales in Phoenix, Texas and Southern California during the fourth fiscal quarter and the Company's expansion into the Miami, Florida market. The increase in backlog in fiscal 1994 in Denver was due to the improved Denver housing market, which the Company believes resulted primarily from improved economic conditions and lower mortgage interest rates. As a result of the aforementioned inventory shortage, the number of units in the backlog in Phoenix at May 31, 1994 was 16% less than the prior year. The aggregate sales value of new contracts signed increased 25% during fiscal 1995 as a result of the aforementioned improved sales to $441,309,000 representing 3,427 homes (including $146,602,000 in Texas and Miami representing 1,330 homes) as compared with $351,925,000 representing 2,844 homes (including $101,483,000 in Texas representing 935 homes) for fiscal 1994.

        The following table summarizes information related to the cost of home sales and selling, general and administrative (SG&A) expenses and interest, net for homebuilding:

                                         Years ended May 31,
                          ----------------------------------------------------
                                1995             1994               1993
                          Dollars      %     Dollars      %     Dollars    %
                          ----------------------------------------------------
                                       (Dollars in thousands)

Revenue from home sales   $414,718   100.0%  $340,031   100.0%  $200,012  100.0%
Cost of home sales         339,288    81.8    277,878    81.7    161,960   81.0
                          --------  ------   --------  ------   -------- ------
Gross profit                75,430    18.2     62,153    18.3     38,052   19.0
SG&A expenses               46,308    11.2     37,065    10.9     20,836   10.4
                          --------  ------   --------  ------   -------- ------
Operating income
  from homebuilding         29,122     7.0     25,088     7.4     17,216    8.6
Interest, net                4,993     1.2      4,456     1.3      5,498    2.7
                          --------  ------   --------  ------   -------- ------
Pre-tax profit from
  homebuilding            $ 24,129     5.8%  $ 20,632     6.1%  $ 11,718    5.9%
                          ========  ======   ========  ======   ======== ======

        Gross profit from home sales was 18.2% in fiscal 1995 compared to 18.3% and 19.0% in fiscal 1994 and 1993, respectively. In connection with the Acquisitions, the Company capitalized a portion of the purchase price and includes such capitalized purchase price in the cost of home sales when the related units are delivered (purchase accounting adjustments). Gross profit from home sales, exclusive of the purchase accounting adjustments was 18.6% in fiscal 1995, compared to 18.9% and 19.0% in fiscal 1994 and 1993, respectively. The decrease in gross profit during fiscal 1995 was primarily the result of sales incentives and discounts that were offered for a time during the year in the Austin market. The decline in gross profit margins during fiscal 1994 was a result of the Company's Southern California market. The Southern California market has been weak due to difficult economic conditions, concerns about home values and low consumer confidence. Accordingly, the Company has aggressively marketed its California homes in older subdivisions by offering sales incentives and discounts. At May 31, 1995, 11 homes remained to be delivered from these older subdivisions.

        The increase in total SG&A expenses for fiscal 1995 and fiscal 1994 was primarily due to the addition of the Texas operations during fiscal 1994 and the Miami operations during fiscal 1995. The 1995 fiscal year included $15,805,000 of SG&A expenses from Texas for the full fiscal year compared to $11,794,000 for a partial year during fiscal 1994. In addition, the fiscal 1995 period included $2,227,000 of SG&A expenses related to the Miami operations. Additionally, the Company experienced higher advertising and selling expense associated with the opening of new subdivisions, which occurred at a faster rate in fiscal 1995. Additional increases in total SG&A expenses for fiscal 1994 were due to higher variable marketing costs (primarily sales commissions and model furniture amortization) due to the increase in the number of homes delivered, higher salaries and higher customer service costs. SG&A expenses for each home delivered were $14,462, $13,092 and $11,778 in fiscal 1995, 1994 and 1993, respectively. The Company capitalizes certain SG&A expenses for homebuilding and includes such capitalized SG&A in cost of home sales when the related units are delivered. Accordingly, total SG&A expenses incurred for homebuilding were $53,109,000, $42,040,000 and $24,005,000 in fiscal 1995, 1994 and 1993, respectively.

        The Company capitalizes certain interest costs for its homebuilding operations and includes such capitalized interest in cost of home sales when the related units are delivered. Accordingly, total interest incurred by the Company was $19,528,000, $13,378,000 and $11,896,000 in fiscal 1995, 1994 and 1993, respectively. Interest, net for homebuilding was $4,993,000, $4,456,000 and $5,498,000 in fiscal 1995, 1994 and 1993, respectively. The increase in interest during fiscal 1995, both incurred and expensed, was due to higher debt levels which resulted primarily from the Heftler acquisition.

        The Company's pre-tax profit from homebuilding for fiscal 1995 was $24,129,000 compared to $20,632,000 for the year ended May 31, 1994 and $11,718,000 for the year ended May 31, 1993. Pre-tax profit increased in fiscal 1995 due primarily to improved results from Denver and Southern California and the inclusion of Texas results for the full fiscal year, which collectively contributed an additional $3,411,000 of pre-tax profit in fiscal 1995 compared to fiscal 1994. The increase in pre-tax profit in fiscal 1994 was primarily due to greater deliveries in Phoenix and inclusion of the Texas results (which contributed $4,406,000 of pre-tax profit).

Mortgage banking

        The Company's mortgage banking operations are conducted through its wholly-owned subsidiaries, American Western Mortgage Company (AWMC) in Arizona and Miltex Management, Inc. (MMI) in Texas. The following table summarizes operating information for the Company's mortgage banking operations:

                                                 Years ended May 31,
                                      ------------------------------------------
                                        1995             1994              1993
                                      ------------------------------------------
                                               (Dollars in thousands)

Number of loans originated             1,949            2,451                983
Loan origination fees                 $1,845           $2,186             $  861
Sale of servicing and marketing
  gains                                2,744            3,046              1,233
Other revenues                           628              459                332
                                      ------           ------             ------
Total revenues                         5,217            5,691              2,426
General and administrative
  expenses                             4,724            3,930              1,544
                                      ------           ------             ------
Operating  income from mortgage
  banking                                493            1,761                882
Interest, net                           (199)            (233)                14
                                      ------           ------             ------
Pre-tax profit from mortgage
  banking                             $  692           $1,994             $  868
                                      ======           ======             ======

        Revenues from mortgage banking operations decreased in fiscal 1995 compared to fiscal 1994 primarily as a result of a decrease in third party originations in Texas. General and administrative expenses increased in fiscal 1995 compared to fiscal 1994 primarily as a result of the inclusion of the Texas operations for the full fiscal year. Revenues and general and administrative expenses from mortgage banking operations increased in fiscal 1994 primarily due to the Texas operations. Included in fiscal 1994 results are 1,438 loan originations and $3,259,000 and $917,000 of revenues and operating income, respectively, from MMI. The Company retains a portion of the servicing on the loans it originates and sells. At May 31, 1995 and 1994, the servicing portfolio was approximately $70,000,000.

CONSOLIDATED OPERATIONS

        Net income was $13,821,000 ($1.99 per share, $1.82 fully diluted) in fiscal 1995 compared to $13,083,000 ($2.11 per share, $1.88 fully diluted) and $7,100,000 ($1.38 per share, $1.30 fully diluted) in fiscal 1994 and 1993, respectively. The decrease in per share earnings in fiscal 1995 compared to fiscal 1994 was the result of the Company issuing an additional 1,704,400 shares in November, 1993.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's financing needs depend primarily upon sales volume, asset turnover, land acquisition and inventory balances. The Company has financed, and expects to continue to finance, its working capital needs through funds generated by operations and borrowings. Funds for future land acquisitions and construction costs are expected to be provided primarily by cash flows from operations and future borrowings as permitted under the 12% Senior Note Indenture. At May 31, 1995, the Company had unsecured lines of credit from two lenders for aggregate borrowings (excluding mortgage warehouse lines) of up to $20,000,000, guaranteed a $10,000,000 secured line of credit for one of its subsidiaries and, subject to available collateral, a $5,000,000 revolving purchase money line. Additionally, the Company assumed $55 million of credit facilities ($15 million of which are unsecured) in connection with the Acquisitions. At May 31, 1995, there was $54,729,000 outstanding in the aggregate under these credit lines. The Company's revolving lines of credit bear interest at rates ranging from LIBOR plus 2 1/4% to prime plus 1%. The Company believes that amounts generated from operations and such additional borrowings will provide funds adequate to finance its homebuilding activities and meet its debt service requirements. The Company does not have any current commitments for capital expenditures.

        AWMC has a warehouse line of credit for $15,000,000 which is guaranteed by the Company. In addition, MMI has a warehouse line of credit for $10,000,000. Pursuant to the warehouse lines of credit, the Company issues drafts to fund its mortgage loans. The amount represented by a draft is drawn on the warehouse line of credit when the draft is presented for payment. At May 31, 1995, the amount outstanding under the warehouse lines of credit and the amount of funding drafts that had not been presented for payment was $16,072,000. The Company believes that these lines are sufficient for its mortgage banking operations.

        On July 29, 1993 the Company acquired all of the outstanding capital stock of Milburn for approximately $26.2 million ($20 million in cash and $6.2 million of Series A Preferred Stock). On January 28, 1994, the Company acquired the operations of Aspen Homes for total cash consideration of $6,982,000. On November 18, 1994, the Company acquired all of the outstanding capital stock of Heftler for $28.5 million in cash.

        In November 1993, the Company completed a public offering of 1,704,400 shares of common stock at $21.50 per share. The net proceeds of the offering (approximately $34,228,000) were used to redeem the Series A Preferred Stock and to reduce temporarily all amounts outstanding under the Companys revolving lines of credit and mortgage banking warehouse lines of credit.

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

        The Board of Directors authorized on December 22, 1994, the repurchase from time to time of up to 500,000 shares of its Common Stock. Through May 31, 1995, the Company had purchased 45,000 shares for an aggregate price of $556,000.

INFLATION AND EFFECTS OF CHANGING PRICES

        Real estate and residential housing prices are affected by inflation, which can cause increases in the prices of land, raw materials and subcontracted labor. In the past three years, the Company has not experienced any significant inflationary pressure on land, raw materials or labor. Unless costs are recovered through higher sales prices, gross profit margins will decrease. As interest rates increase, construction and financing costs as well as the cost of borrowing funds also increase, which can result in lower gross profits. Relatively low interest rates during fiscal 1995 have made the Company's homes more affordable in each of its markets. High mortgage interest rates make it more difficult for the Company's customers to qualify for home mortgage loans. These factors have a much more significant effect on the Company's operations than does seasonality, in part because homes can be constructed year-round.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP






To Continental Homes Holding Corp.:

We have audited the accompanying consolidated balance sheets of CONTINENTAL HOMES HOLDING CORP. (a Delaware corporation) and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Homes Holding Corp. and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Phoenix, Arizona,
June 19, 1995.

                          CONSOLIDATED BALANCE SHEETS

                                                                May 31,
                                                        -----------------------
                                                           1995         1994
                                                        ---------     ---------
                                                            (In thousands)
ASSETS

HOMEBUILDING
  Cash and cash equivalents (Notes A and E)             $ 12,848       $ 28,809
  Receivables (Note B)                                    10,108          9,928
  Homes, lots and improvements in production
    (Notes A, C and E)                                   291,331        205,369
  Property and equipment, net (Note A)                     2,456          1,914
  Prepaid expenses and other assets                       20,516         13,621
  Excess of cost over related net assets
    acquired (Note A)                                     13,400          6,743
                                                        --------       --------
                                                         350,659        266,384
                                                        --------       --------
MORTGAGE BANKING
  Mortgage loans held for sale (Notes A and D)            17,593         17,570
  Mortgage loans held for long-term investment,
    net (Notes A and D)                                   17,783         20,132
  Other assets                                               798          1,404
                                                        --------       --------
                                                          36,174         39,106
                                                        --------       --------
  Total assets                                          $386,833       $305,490
                                                        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

HOMEBUILDING
  Accounts payable and other liabilities                $ 39,405       $ 35,179
  Notes payable, senior and convertible
    subordinated debt (Note  E)                          198,814        144,048
  Deferred income taxes (Notes A and F)                    2,048          2,232
                                                        --------       --------
                                                         240,267        181,459
                                                        --------       --------
MORTGAGE BANKING
  Notes payable (Note E)                                  16,072          3,439
  Bonds payable (Notes D and E)                           17,939         20,832
  Other                                                    2,076          1,200
                                                        --------       --------
                                                          36,087         25,471
                                                        --------       --------
  Total liabilities                                      276,354        206,930
                                                        --------       --------
Commitments and contingencies (Notes A, E, H and I)

Stockholders' equity (Notes E and G):
  Preferred stock, $.01 par value:
    Authorized - 2,000,000 shares -
      Issued - none                                           --             --
  Common stock, $.01 par value:
    Authorized - 20,000,000 shares -
      Issued - 7,080,900  shares                              71             71
    Treasury stock, at cost - 156,130 and
      118,130 shares                                        (591)           (83)
    Capital in excess of par value                        59,610         59,610
    Retained earnings                                     51,389         38,962
                                                        --------       --------
  Total stockholders' equity                             110,479         98,560
                                                        --------       --------
  Total liabilities and stockholders' equity            $386,833       $305,490
                                                        ========       ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                     Years ended May 31,
                                             ----------------------------------
                                                1995        1994        1993
                                             ---------   ---------    ---------
                                              (In thousands, except share data)
REVENUES

Home sales                                   $  414,718  $  340,031  $  200,012
Land sales                                       10,658       1,095       4,113
Mortgage banking and title
  operations (Note D)                             6,707       6,967       2,426
Other income, net                                   369         527         482
                                             ----------  ----------  ----------
        Total revenues                          432,452     348,620     207,033
                                             ----------  ----------  ----------

COSTS AND EXPENSES

HOMEBUILDING
  Cost of home sales                            339,288     277,878     161,960
  Cost of land sales                             10,958       1,499       4,766
  Selling, general and administrative
    expenses                                     46,308      37,065      20,836
  Interest, net (Notes A and C)                   4,993       4,456       5,498

MORTGAGE BANKING AND TITLE OPERATIONS
  Selling, general and administrative
    expenses                                      5,639       4,818       1,544
  Interest, net (Note A)                           (199)       (233)         14
                                             ----------  ----------  ----------

  Total costs and expenses                      406,987     325,483     194,618
                                             ----------  ----------  ----------
Equity in loss of unconsolidated
  joint ventures                                     --          --        (332)
                                             ----------  ----------  ----------

Income before income taxes                       25,465      23,137      12,083
Income taxes (Note F)                            11,644      10,054       4,983
                                             ----------  ----------  ----------
   Net income                                $   13,821  $   13,083  $    7,100
                                             ==========  ==========  ==========

Earnings per common share (Note A)           $     1.99  $     2.11  $     1.38
                                             ==========  ==========  ==========
Earnings per common share assuming
  full dilution (Note A)                     $     1.82  $     1.88  $     1.30
                                             ==========  ==========  ==========
Cash dividends per share                     $      .20  $      .20  $      .20
                                             ==========  ==========  ==========
Weighted average number of
  shares outstanding                          6,947,719   6,202,964   5,143,713
                                             ==========  ==========  ==========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    Years ended May 31, 1995, 1994 and 1993
                             (Dollars in thousands)

                                        Common Stock                       Capital in
                                   ---------------------    Treasury       Excess of        Retained
                                     Shares       Amount      Stock         Par Value       Earnings       Total
                                   ---------      ------    --------       ----------       --------      --------
Balance May 31, 1992               5,376,500      $   54    $ (1,179)       $  24,533       $ 21,020      $ 44,428
Net income                             --             --         --              --            7,100         7,100
Cash dividends                         --             --         --              --           (1,026)       (1,026)
Exercise of employee
  stock options                        --             --         548              500            --          1,048
                                   ---------      ------    --------        ---------       --------      --------
Balance May 31, 1993               5,376,500          54        (631)          25,033         27,094        51,550
Net income                             --             --         --              --           13,083        13,083
Sale of common stock               1,704,400          17         --            34,211            --         34,228
Cash dividends                         --             --         --              --           (1,215)       (1,215)
Exercise of employee
  stock options                        --             --         548              366            --            914
                                   ---------      ------    --------        ---------       --------      --------
Balance May 31, 1994               7,080,900          71         (83)          59,610         38,962        98,560
Net income                             --             --         --              --           13,821        13,821
Repurchase of common stock             --             --        (556)            --              --           (556)
Cash dividends                         --             --         --              --           (1,394)       (1,394)
Exercise of employee stock
  options                              --             --          48             --              --             48
                                   ---------      ------    --------        ---------       --------      --------
Balance May 31, 1995               7,080,900      $   71    $   (591)       $  59,610       $ 51,389      $110,479
                                   =========      ======    ========        =========       ========      ========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Years ended May 31,
                                                              -----------------------------------------------
                                                                1995                 1994              1993
                                                              --------             --------          --------
                                                                               (In thousands)
Cash flows from operating activities:
  Net income                                                  $ 13,821             $ 13,083          $  7,100
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
      Depreciation and amortization                              3,050                2,410             1,619
      Increase (decrease) in deferred income taxes              (1,209)                (580)              497
      Tax benefit of employee stock options exercised              --                   366               500
      Decrease (increase) in assets:
        Homes, lots and improvements in production             (52,973)             (28,573)          (13,736)
        Receivables                                              2,304               16,748             5,755
        Prepaid expenses and other assets                       (6,987)              (2,144)               72
      Increase in liabilities:
        Accounts payable and other liabilities                   1,022                5,415             3,912
                                                              --------             --------          --------
  Net cash provided (used) by operating activities             (40,972)               6,725             5,719
                                                              --------             --------          --------
Cash flows from investing activities:
  Net additions to property and equipment                       (1,038)                (513)             (170)
  Cash advanced to unconsolidated joint ventures                   --                   --             (1,225)
  Cash paid for Acquisitions, net of cash acquired             (18,874)             (14,024)              --
                                                              --------             --------          --------
  Net cash used by investing activities                        (19,912)             (14,537)           (1,395)
                                                              --------             --------          --------
Cash flows from financing activities:
  Increase (decrease) in notes payable to financial
    institutions                                                49,852              (29,602)          (48,087)
  Retirement of 12 3/4% Senior Notes                               --                   --            (16,817)
  Retirement of bonds payable                                   (3,027)             (10,140)           (4,058)
  Sale of common stock                                             --                34,228               --
  Redemption of Series A Preferred Stock                           --                (6,200)              --
  Issuance of 12% Senior Notes                                     --                37,450            71,598
  Treasury stock acquired                                         (556)                 --                --
  Stock options exercised                                           48                  548               548
  Dividends paid                                                (1,394)              (1,215)           (1,026)
                                                              --------             --------          --------
  Net cash provided by financing activities                     44,923               25,069             2,158
                                                              --------             --------          --------
Net increase (decrease) in cash and cash equivalents           (15,961)              17,257             6,482
Cash and cash equivalents at beginning of year                  28,809               11,552             5,070
                                                              --------             --------          --------
Cash and cash equivalents at end of year                      $ 12,848             $ 28,809          $ 11,552
                                                              ========             ========          ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest, net of amounts capitalized                      $  7,780             $  7,431          $  7,205
    Income taxes                                              $ 16,539             $ 13,080          $  4,635

Supplemental schedule of non-cash investing and financing activities:

     On July 29, 1993, the Company acquired Milburn Investments, Inc. and Subsidiaries. Non-cash consideration paid included the issuance of $6.2 million of Series A Preferred Stock. As a result of the acquisition, the Company recorded additional assets of $92,660,000 (primarily homes, lots and improvements in production and mortgage related assets) and liabilities of $66,590,000 (primarily notes payable to financial institutions and mortgage related debt). See Note J.

     On November 18, 1994, the Company acquired Heftler Realty Co. As a result of the acquisition, the Company recorded additional assets of $51,116,000 (primarily homes, lots and improvements in production) and liabilities of $22,616,000 (primarily notes payable to financial institutions). See Note J.

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

INCOME TAXES

        The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Among other things, FAS 109 requires the liability method and that current and deferred tax balances be determined based on tax rates and laws enacted as of the balance sheet date rather than the historical tax rates. See Note F.

CASH AND CASH EQUIVALENTS

        Cash equivalents include amounts with initial maturities of less than 90 days. In the normal course of business, the Company receives deposits from its customers, maintains certain escrow funds and, in connection with its lines of credit, maintains certain compensating balances (see Note E). Such amounts, which totaled approximately $2,500,000 and $2,000,000 at May 31, 1995 and 1994, respectively, are included in cash and cash equivalents.

HOMES, LOTS AND IMPROVEMENTS IN PRODUCTION

        Homes, lots, and improvements in production are stated at the lower of accumulated cost or estimated net realizable value. Interest costs incurred during construction or development activities related to homes, lots and improvements in production and certain indirect project costs (employee related costs) are capitalized and subsequently charged to cost of home sales as the units associated with such costs are sold. See Note C.

        The components of homes, lots and improvements in production are as follows:

                                                                   May 31,
                                                            --------------------
                                                              1995        1994
                                                            --------------------
                                                               (In thousands)

Homes and lots in production                                $124,140    $ 88,034
Land and developed lots held for housing                     130,823      83,025
Unimproved land held for development or sale                  29,825      31,353
Capitalized interest                                           6,543       2,957
                                                            --------    --------
                                                            $291,331    $205,369
                                                            ========    ========

PROPERTY AND EQUIPMENT

        Property and equipment is stated at cost and consists primarily of office furniture and equipment. Depreciation expense is provided using the straight-line method over the estimated useful lives (three to five years). Depreciation expense was $535,000, $472,000 and $334,000 in 1995, 1994 and 1993,
respectively. The costs of maintenance and repairs are charged to expense as incurred.

EXCESS OF COST OVER RELATED NET ASSETS ACQUIRED

        The excess of cost over related net assets acquired of $18,333,000 is being amortized over periods ranging from three to twenty years using the straight-line method. Amortization expense was $1,459,000, $856,000 and $187,000 in 1995, 1994 and 1993, respectively. See Note J.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash and cash equivalents, receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The homebuilding notes payable bear interest at a rate indexed to LIBOR or the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1995 approximate fair value. The fair value of the Company's senior and subordinated debt is estimated based on quoted market prices. At May 31, 1995 and 1994, the estimated fair value of the Company's senior and subordinated debt was $140,750,000 and $143,550,000, respectively.

        Mortgage loans held for sale are stated at the lower of cost or market which approximates the fair value. The mortgage banking notes payable bear interest at a rate indexed to the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1995 and 1994 approximate fair value. The mortgage loans held for long-term investment are considered held-to-maturity securities and mature through August 2017. The carrying amounts of mortgage loans held for long-term investment and mortgage-backed bonds approximate fair value.

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect estimates.

SALES RECOGNITION

        The Company recognizes income from home and land sales in accordance with Statement of Financial Accounting Standards No. 66. The Company includes the discounts incurred in obtaining permanent financing for its customers in cost of home sales.

MORTGAGE BANKING FEE RECOGNITION

        Loan origination fees are recognized as income in accordance with Statements of Financial Accounting Standards Nos. 65 and 91.

INTEREST, NET

        The summary of the components of interest, net is as follows:

                                                       Years ended May 31,
                                                -------------------------------
                                                  1995         1994       1993
                                                --------     --------   -------
                                                         (In thousands)

Interest  expense,  homebuilding                $ 5,420      $ 4,724    $ 5,862
Interest income,  homebuilding                     (427)        (268)      (364)
                                                -------      -------    -------
                                                $ 4,993      $ 4,456    $ 5,498
                                                =======      =======    =======
Interest expense, mortgage banking              $ 2,360      $ 2,707    $ 1,343
Interest income, mortgage banking                (2,559)      (2,940)    (1,329)
                                                -------      -------    -------
                                                $  (199)     $  (233)   $    14
                                                =======      =======    =======

EARNINGS PER COMMON SHARE

        Earnings per common share has been computed using the weighted average number of common shares outstanding during the period. Earnings per common share assuming full dilution has been computed assuming the conversion of the Convertible Subordinated Notes issued in March 1992.

B. RECEIVABLES

        Notes and accounts receivable are as follows:

                                                                    May 31,
                                                             -------------------
                                                               1995       1994
                                                             -------     -------
                                                                (In thousands)

Proceeds receivable arising from home sales                  $ 4,135     $ 4,760
Municipal Utility District receivables                         3,457       3,512
Notes receivable on land sales                                   350         775
Other notes and accounts receivable                            2,166         881
                                                             -------     -------
                                                             $10,108     $ 9,928
                                                             =======     =======

C. INTEREST CAPITALIZATION

        The Company follows the practice of capitalizing for its homebuilding operations certain interest costs incurred on land under development and homes under construction. Such capitalized interest is included in cost of home sales when the units are delivered. The Company capitalized interest in the amount of $14,108,000, $8,654,000 and $6,034,000 and expensed as a component of cost of home sales $10,687,000, $7,734,000 and $6,236,000 in fiscal 1995, 1994 and 1993, respectively.

D. CONSOLIDATED MORTGAGE SUBSIDIARIES

        The Company's consolidated financial statements include its wholly-owned mortgage banking and finance subsidiaries. The Company retains a portion of the servicing on the loans it originates and sells. At May 31, 1995 and 1994, the servicing portfolio was approximately $70,000,000. Financial data of the mortgage banking and finance subsidiaries is summarized as follows:

                                                                    May 31,
                                                             -------------------
                                                               1995       1994
                                                             -------     -------
                                                                (In thousands)

Current assets, principally mortgage loans held
  for sale                                                   $28,451     $19,917
Total assets, principally mortgage loans and
  mortgage-backed securities                                  46,792      40,729
Current liabilities, principally notes payable                18,613      10,054
Total liabilities, principally notes and bonds payable        36,552      30,885
Stockholder's equity and partnership capital                  10,240       9,844


                                                       Years ended May 31,
                                                 ------------------------------
                                                  1995         1994       1993
                                                 ------       ------     ------
                                                         (In thousands)

Total revenues                                   $5,217       $5,691     $2,426
Net interest income (expense)                       199          233        (14)
Net income                                          396        1,176        521


        Mortgage loans held for sale are stated at the lower of cost or market determined in the aggregate. Mortgage loans held for sale consist of:


                                                                   May 31,
                                                             ------------------
                                                               1995      1994
                                                             -------    -------
                                                                (In thousands)

Single-family first mortgage loans                           $17,765    $17,918
Market discount                                                 (172)      (348)
                                                             -------    -------
                                                             $17,593    $17,570
                                                             =======    =======


        Mortgage loans held for long-term investment and the related bonds payable are the result of the Company's mortgage banking subsidiaries selling a portion of the mortgages they originated to related financing subsidiaries. Bonds issued by the Company's financing subsidiaries are secured by GNMA certificates and first mortgage loans. Payments are made on the bonds on a periodic basis as a result of, and in amounts related to, corresponding payments received on the underlying mortgage collateral. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds. Neither the Company nor its mortgage banking subsidiaries have guaranteed or otherwise are obligated with respect to these bond issues.

E. NOTES, BONDS AND SENIOR AND CONVERTIBLE SUBORDINATED DEBT

HOMEBUILDING

        Notes payable, senior and convertible subordinated debt consist of:

                                                                    May 31,
                                                             -------------------
                                                               1995       1994
                                                             --------   --------
                                                                (In thousands)

Notes payable                                                $ 54,729   $   --
12% senior notes, due 1999, net of premium
  of $1,430 and $1,753                                        111,430    111,753
6-7/8% convertible subordinated notes, due 2002,
  net of discount of $2,345 and $2,705                         32,655     32,295
                                                             --------   --------
                                                             $198,814   $144,048
                                                             ========   ========

        At May 31, 1995, the Company had available unsecured bank lines of credit for borrowings (excluding mortgage warehouse lines) of $20,000,000, guaranteed a $10,000,000 secured line of credit for one of its subsidiaries and, subject to available collateral, a $5,000,000 revolving purchase money line. Additionally, the Company assumed $55 million of credit facilities ($15 million of which are unsecured) in connection with the acquisitions described in Note J. Interest rates range from LIBOR plus 2-1/4% to prime plus 1%. These lines of credit mature through November 1996. During fiscal 1995, the weighted average interest rate on the average month end balance was 9.3% and the year end weighted average rate was 9.4%. The average month end outstanding balance during the year was $31,461,000 and the maximum amount outstanding at any month end was $54,729,000. The Company is required to maintain $750,000 of compensating balance deposits with lenders, minimum levels of liquidity and tangible net worth and maximum levels of debt to net worth in conjunction with the unsecured lines of credit.

        In August 1992, the Company issued $75,000,000 principal amount of 12% Senior Notes due August 1, 1999. The Senior Notes are redeemable in whole or in part at the option of the Company at any time on or after August 1, 1997, at redemption prices decreasing from 104%. The Senior Notes are senior unsecured obligations of the Company.

        On March 22, 1994, the Company obtained the consent of the holders of the majority of the outstanding 12% Senior Notes to certain amendments to the indenture, including to permit the sale of an additional $35,000,000 of Senior Notes. On March 31, 1994, the Company completed the sale of the additional Senior Notes.

        The indenture relating to the Company's 12% Senior Notes contains certain covenants which, among other things, limit the amount of debt which may be incurred, the making of restricted payments (as defined), including the payment of dividends, and the ability to create certain liens, enter into certain transactions with affiliates or merge, consolidate, transfer or sell substantially all assets. As of May 31, 1995, approximately $39,000,000 was available for making restricted payments. The indenture requires the Company to maintain a net worth (as defined) of not less than $20,300,000. In the event of a change in control, the Company will be required, subject to certain conditions and limitations, to offer to purchase all Senior Notes then outstanding at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest to the date of purchase.

        In March 1992, the Company issued $35,000,000 principal amount of 6-7/8% Convertible Subordinated Notes due March 15, 2002. The Notes are convertible at a rate of 42.55 shares of Common Stock per $1,000 principal amount of Notes at any time prior to maturity. The Notes are redeemable in whole or in part at the option of the Company at any time on or after March 18, 1995, at redemption prices increasing from 95%. The Notes are subordinated to all senior indebtedness of the Company.

MORTGAGE BANKING

        Mortgage warehousing notes payable enable American Western Mortgage Company ("AWMC") and Miltex Management, Inc. ("MMI") to perform their loan origination and warehousing functions. At May 31, 1995, AWMC had a warehouse line of credit of $15,000,000 which is guaranteed by the Company. In addition, MMI had a warehouse line of credit of $10,000,000. All such borrowings are secured by the mortgage loans held for sale, mature on December 1, 1995 and July 25, 1995 and bear interest at prime plus 1/4% and prime plus 1/2%, respectively. At May 31, 1995, $14,438,000 was outstanding under these lines of credit and $1,634,000 of funding drafts were issued thereunder. At May 31, 1994, no amounts were outstanding under these lines of credit and $3,439,000 of funding drafts were issued thereunder.

        Bonds issued by the Company's financing subsidiaries are secured by GNMA certificates and first mortgage loans and are redeemable by the bondholders or callable by the issuer under certain circumstances as defined in the indenture under which the bonds were issued. Such bonds mature through August, 2017, and have a weighted average interest rate of 9.1%.

F. INCOME TAXES

        The Company will file a consolidated Federal income tax return which will include all subsidiaries. Components of current and deferred income taxes follow:

                                                 Current     Deffered     Total
                                                 -------     --------    -------
                                                         (In thousands)

Year ended May 31, 1995

Federal                                          $10,126     $  (952)    $ 9,174
State and other                                    2,727        (257)      2,470
                                                 -------     -------     -------
                                                 $12,853     $(1,209)    $11,644
                                                 =======     =======     =======
Year ended May 31, 1994

Federal                                          $ 8,344     $  (455)    $ 7,889
State and other                                    2,290        (125)      2,165
                                                 -------     -------     -------
                                                 $10,634     $  (580)    $10,054
                                                 =======     =======     =======

Year ended May 31, 1993

Federal                                          $ 3,520     $   390     $ 3,910
State and other                                      966         107       1,073
                                                 -------     -------     -------
                                                 $ 4,486     $   497     $ 4,983
                                                 =======     =======     =======

        The effective income tax rate differs from the Federal statutory tax rate for the following reasons:

                                                       Years ended May 31,
                                                -------------------------------
                                                  1995         1994       1993
                                                --------     --------   -------
U.S statutory tax rate                               35%          35%        34%
State income taxes, net of
  Federal tax benefit                                 6            6          8
Amortization and other, net                           5            2         (1)
                                                -------      -------    -------
                                                     46%          43%        41%
                                                =======      =======    =======


        The components of the net deferred tax liability are as follows:

                                                                    May 31,
                                                             -------------------
                                                               1995       1994
                                                             -------     -------
                                                                (In thousands)

Deferred tax assets:
  Inventory basis differences                                $   345     $   642
  Other, net                                                   1,424         510
                                                             -------     -------
                                                               1,769       1,152
                                                             -------     -------
Deferred tax liabilities:
  Capitalized interest                                         2,108       2,108
  Receivable basis differences                                 1,709       1,276
                                                             -------     -------
                                                               3,817       3,384
                                                             -------     -------
Net deferred tax liability                                   $ 2,048     $ 2,232
                                                             =======     =======

G. STOCK OPTIONS

        The Company has two stock incentive plans (the "Plans"). The 1988 Stock Incentive Plan was approved by the Board of Directors on July 29, 1988 and the stockholders on August 26, 1988 and amended by the Board of Directors on July 23, 1992 and the stockholders on August 26, 1992. The 1986 Stock Incentive Plan was approved by the Board of Directors and the stockholders of the Company on July 26, 1986. The Plans are intended to provide an incentive to officers and key employees of the Company and its subsidiaries to remain with the Company. The Board of Directors has authorized the reservation of 700,000 shares of the Company's common stock for issuance under the Plans. Options may be granted at a price equal to the market value on the date of the grant (or 85% of market value in the case of non-qualified options) and may not be exercised for one year (six months in the case of non-qualified options) from the date of the grant. Under the Plans, options must be exercised within 10 years (5 years for a 10% holder) from the date the option was granted.

        The following summarizes the stock option transactions for the two years ended May 31, 1995:
                                        Number                     Option
                                      of Shares                     Price
                                      ---------             --------------------

Outstanding at May 31, 1993             234,960                $4.00-$12.87
  Granted                                42,600               $16.00-$21.375
  Cancelled                              (3,000)                  $17.875
  Exercised                             (68,925)               $4.00-$12.87
                                      ---------
Outstanding at May 31, 1994             205,635               $4.00-$21.375
  Granted                                46,000              $12.125-$14.875
  Exercised                              (7,000)               $4.00-$12.50
                                      ---------
Outstanding at May 31, 1995             244,635               $4.00-$21.375
                                      =========
Exercisable at May 31, 1995             117,685               $4.00-$21.375
                                      =========

        At May 31, 1995, there were 189,995 shares reserved for future grants.

H. CONTINGENCIES

        In management's opinion, the Company is not involved in any legal proceedings which will have a material effect on the Company's financial position or operating results.

I. COMMITMENTS

        Rental expense for the Company was $1,233,000, $914,000 and $495,000 in 1995, 1994 and 1993, respectively. The following is a schedule by year of future minimum rental payments required under operating leases as of May 31, 1995:

                                                                  (In thousands)
                                                                 ---------------
Fiscal year ending May 31,
        1996                                                          $1,352
        1997                                                             693
        1998                                                             583
        1999                                                             516
        2000                                                             493
        Thereafter                                                       354
                                                                      ------
Total minimum lease payments                                          $3,991
                                                                      ======

J. ACQUISITION OF MILBURN INVESTMENTS, INC. AND HEFTLER REALTY CO.

        On July 29, 1993, the Company completed the acquisition of 100% of the Common Stock of Milburn Investments, Inc. ("Milburn"), an Austin, Texas homebuilder, for approximately $26.2 million. The consideration consisted of approximately $20 million in cash and $6.2 million in Series A Preferred Stock issued by the Company. On November 4, 1993, the Company redeemed the Series A Preferred Stock. The acquisition was accounted for by the purchase method with the results of operations of Milburn included for the ten month period beginning August 1, 1993. The excess of cost over related net assets acquired is being amortized over periods ranging from five to ten years using the straight-line method.

        Milburn was the subject of an Internal Revenue Service ("IRS") audit for periods prior to its acquisition by the Company. In December, 1994, the IRS completed their examination and the Company paid the resulting tax liability (including interest) of approximately $4,900,000. Such payment exceeded the tax liability recorded by the Company at the time Milburn was acquired. The Company recorded this excess payment of approximately $3,400,000 (including interest) as an adjustment to the purchase price of Milburn. The Company believes that it may recover all or a portion of the excess payment from the seller (under the terms of the acquisition agreement) or other parties.

        On November 18, 1994, the Company completed the acquisition of 100% of the Common Stock of Heftler Realty Co. ("Heftler"), a Miami, Florida homebuilder, for $28.5 million in cash. The acquisition was accounted for by the purchase method with the results of operations of Heftler included for the seven month period beginning November 1, 1994. The excess of cost over related net assets acquired is being amortized over periods ranging from five to ten years using the straight-line method.

        The following unaudited pro forma combined financial data give effect to the Milburn and Heftler acquisitions as if they had occurred on the first day of each period. This pro forma information has been prepared utilizing the historical consolidated financial statements of the Company, Milburn and Heftler. The pro forma financial data are provided for comparative purposes only and do not purport to be indicative of the results which would have been obtained if the acquisitions had been effected during the periods presented. The pro forma financial information is based on the purchase method of accounting and reflects adjustments to record the profit of acquired inventories, amortize the non-compete agreements and the excess purchase price over the underlying value of net assets acquired, reflect the additional interest on acquisition indebtedness assumed and adjust income taxes for the pro forma adjustments.

                                                             Years ended May 31,
                                                             -------------------
                                                               1995       1994
                                                             --------   --------
                                                                (In thousands)

Total revenues                                               $446,730   $417,023
Net income                                                     13,897     13,723
Earnings per common share                                        2.00       2.21
Earnings per common share assuming full dilution                 1.83       1.97

K. SELECTED UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

        Unaudited quarterly consolidated financial information for the years ended May 31, 1995 and 1994 is summarized as follows:

                                         Three months ended
                         -------------------------------------------------------
                         August 31       November 30    February 28    May 31
                         ----------      -----------    -----------   ----------
                                  (In thousands, except share data)

1995
  Revenues               $  107,043      $    97,942    $   114,051   $  113,416
  Gross profit from
    home sales               19,483           17,143         18,932       19,872
  Net income                  4,516            3,092          3,073        3,140
  Earnings per share:
    Primary:
      Net income         $      .65      $       .44    $       .44   $      .45
    Fully diluted:
      Net income                .58              .41            .41          .42
 Weighted average
   shares outstanding     6,962,770        6,963,341      6,939,998    6,924,770

1994
  Revenues               $   78,390      $    90,095    $    74,640   $  105,495
  Gross profit from
    home sales               14,259           16,109         13,303       18,482
  Net income                  3,237            3,227          2,727        3,892
  Earnings per share:
    Primary:
      Net income         $      .62      $       .56    $       .39   $      .56
    Fully diluted:
      Net income                .53              .50            .37          .50
 Weighted average
   shares outstanding     5,194,877        5,711,566      6,953,734    6,962,659