Form 10-K405, Exhibit 13
period 1996-05-31
CONTINENTAL HOMES HOLDING CORP
filed 1996-08-23
CIK 796122

FINANCIAL HIGHLIGHTS

(In thousands, except per share and
unit backlog data)

                                          1996       1995       1994       1993       1992
                                          ----       ----       ----       ----       ----
Revenues                                $600,608   $432,452   $348,620   $207,033   $170,424
Gross profit from home sales             107,975     75,430     62,153     38,052     29,674
Net Income                                18,869     13,821     13,083      7,100      6,591
Earnings per common share                   2.71       1.99       2.11       1.38       1.39
Cash dividends per common share              .20        .20        .20        .20        .20
Total assets                             438,434    386,833    305,490    187,525    162,774
Total debt                               250,526    232,825    168,319    114,787    101,741
Stockholders' equity                     128,949    110,479     98,560     51,550     44,428
Stockholders' equity per common share      18.21      15.95      14.15       9.93       8.71
Units in backlog at end of period          2,070      1,493      1,136        900        669
Aggregate sales value of backlog         295,484    198,126    147,242    107,499     76,215


PRICE RANGE OF COMMON SHARES

The Company's Common Stock is traded on the NYSE (Symbol: CON).
The following table sets forth the high and low closing sales prices of the Company's Common Stock for the periods indicated:


             First Quarter     Second Quarter    Third Quarter    Fourth Quarter

1996         $15.13-$21.00     $18.13-$22.50     $18.88-$24.63    $20.00-$25.25
1995         $13.38-$15.75     $13.50-$17.25     $11.63-$14.13    $11.00-$15.88

Since the first fiscal quarter of 1991, the Company has paid a quarterly cash dividend of $.05 per share. See Note E to the consolidated financial statements for restrictions related to the payment of dividends.

Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

HOMEBUILDING

   The following table sets forth, for the periods indicated, unit activity, average sales price and revenue from home sales for the Company:

                                                   Years ended May 31,
                                            ----------------------------------
                                                1996         1995       1994
                                            ----------------------------------
Units delivered                                  4,367        3,202      2,831
Average sales price                         $  132,144   $  129,518  $ 120,110
Revenue from home sales (000's)             $  577,073   $  414,718  $ 340,031
Percentage increase from prior year             39.2%        22.0%
Change due to volume                            36.4%        13.1%
Change due to average sales price                2.8%         8.9%

   The increase in volume in fiscal 1996 compared to fiscal 1995 resulted from improved sales in each market during the fiscal year. The Company believes that relatively low interest rates and the economic strength in certain of its markets contributed to improved sales. The volume increase in fiscal 1995 was attributable to the addition of the Texas operations during fiscal 1994 and the South Florida operations during fiscal 1995. Without Texas and South Florida, the Company's unit volume was 8% less during fiscal 1995 compared to fiscal 1994. Significant volume increases in early fiscal 1994 resulted in the Company selling out of several subdivisions in Phoenix faster than anticipated. This resulted in fewer homes available for sale in Phoenix in the third and fourth fiscal quarters of fiscal 1994 compared to the same periods in fiscal 1993. As a result of the inventory shortage, deliveries in the early quarters of fiscal 1995 in Phoenix were less than in the prior year. The increase in average sales price in fiscal 1995 was primarily due to deliveries in Phoenix and Denver, where sales prices have increased as a result of rising costs.

   Revenues from land sales were $11,844,000 in fiscal 1996, $10,658,000 in fiscal 1995 and $1,095,000 in fiscal 1994.

   The following table summarizes information related to the Company's backlog at the dates indicated:

                                                     May 31,
             --------------------------------------------------------------------------------
                       1996                           1995                           1994
             --------------------------------------------------------------------------------
                                                (Dollars in thousands)
               Units      Dollars         Units        Dollars          Units       Dollars
             --------------------------------------------------------------------------------
Phoenix         832    $    110,530         821     $    102,503          659     $    84,818
Texas           652          71,791         396           43,140          348          38,403
Denver          292          57,746          98           18,185          100          18,178
Florida         189          24,597          86           12,228           --              --
California      105          30,820          92           22,070           29           5,843
              -----    ------------       -----     ------------        -----     -----------
              2,070    $    295,484       1,493     $    198,126        1,136     $   147,242
              =====    ============       =====     ============        =====     ===========

   The increase in backlog at May 31, 1996 resulted from improved sales in each market during the six months ended May 31, 1996. The increase in backlog in fiscal 1995 resulted from improved sales in Phoenix, Texas and Southern California during the fourth fiscal quarter and the Company's expansion into the Florida market. The aggregate sales value of consolidated new contracts signed increased 52% for fiscal 1996 to $669,205,000 representing 4,944 homes (including $39,935,000 in South Florida representing 303 homes) as compared with $441,309,000 representing 3,427 homes (including $12,603,000 in South Florida representing 87 homes) for fiscal 1995. Sales in South Florida were included from November 1, 1994.

   The following table summarizes information related to the cost of home sales and selling, general and administrative ("SG&A") expenses and interest, net for homebuilding:

                                                Years ended May 31,
                          --------------------------------------------------------------
                                  1996                 1995                 1994
                          --------------------------------------------------------------
                            Dollars      %       Dollars      %       Dollars      %
                          --------------------------------------------------------------
                                              (Dollars in thousands)
Revenue from home sales   $  577,073   100.0%  $  414,718   100.0%  $  340,031   100.0%
Cost of home sales           469,098    81.3      339,288    81.8      277,878    81.7
                          ----------     ---    ---------     ---   ----------     ---
Gross profit                 107,975    18.7       75,430    18.2       62,153    18.3
SG&A expenses                 62,247    10.8       46,308    11.2       37,065    10.9
                          ----------     ---    ---------     ---   ----------     ---

Operating income from
  homebuilding                45,728     7.9       29,122     7.0       25,088     7.4
Interest, net                  5,510      .9        4,993     1.2        4,456     1.3
                          ----------     ---    ---------     ---   ----------     ---
Pre-tax profit from
  homebuilding            $   40,218     7.0%   $  24,129     5.8%  $   20,632     6.1%
                          ==========     ===    =========     ===   ==========     ===

   Gross profit from home sales was 18.7% in fiscal 1996 compared to 18.2% and 18.3% in fiscal 1995 and 1994, respectively. In connection with acquisitions in Texas and South Florida, the Company capitalized a portion of the purchase price and includes such capitalized purchase price in the cost of home sales when the related units are delivered (purchase accounting adjustments). Gross profit from home sales, exclusive of the purchase accounting adjustments was 18.8% in fiscal 1996 compared to 18.6% and 18.9% in fiscal 1995 and 1994, respectively. The decrease in gross profit during fiscal 1995 was primarily the result of sales incentives and discounts that were offered for a time during the year in the Austin market.

   The increase in total SG&A expenses for fiscal 1996 was due primarily to higher variable marketing costs (sales commissions, advertising and model furniture amortization) due to the increase in the number of homes delivered, higher salaries and higher customer service costs. Additionally, fiscal 1996 included $3,249,000 of SG&A expenses from South Florida compared with $2,227,000 during the period from November 1, 1994 (acquisition) through May 31, 1995. The increase in total SG&A expenses for fiscal 1995 was primarily due to the addition of the Texas operations during fiscal 1994 and the South Florida operations during fiscal 1995. The 1995 fiscal year included $15,805,000 of SG&A expenses from Texas for the full fiscal year compared to $11,794,000 for a partial year during fiscal 1994. Additionally, the Company experienced higher adver-tising and selling expenses associated with the opening of new subdivisions, which occurred at a faster rate in fiscal 1995. SG&A expenses for each home delivered were $14,254, $14,462 and $13,092 in fiscal 1996, 1995 and 1994, respectively. The Company capitalizes certain SG&A expenses for homebuilding and includes such capitalized SG&A in cost of home sales when the related units are delivered. Accordingly, total SG&A expenses incurred for homebuilding were $70,117,000, $53,109,000 and $42,040,000 in fiscal 1996, 1995 and 1994, respectively.

   The Company capitalizes certain interest costs for its homebuilding operations and includes such capitalized interest in cost of home sales when the related units are delivered. Accordingly, total interest incurred by the Company's homebuilding operations was $22,422,000, $19,528,000 and $13,378,000 in fiscal 1996, 1995 and 1994, respectively. Interest, net for homebuilding was $5,510,000, $4,993,000 and $4,456,000 in fiscal 1996, 1995 and 1994, respectively. The increase in interest during each of fiscal 1996 and 1995, both incurred and expensed, was due to higher debt levels which resulted primarily from the South Florida acquisition.

   The increase in pre-tax profit in fiscal 1996 was due primarily to improved results in Texas, Southern California and Phoenix partially offset by the negative impact from the inclusion of South Florida results. South Florida's pre-tax loss was primarily caused by weather related delays in the opening of a new subdivision and delays in the municipalities issuing permits. These delays resulted in fewer deliveries from South Florida through October 1995. The Company's pre-tax profit from homebuilding for fiscal 1996 was $40,218,000 compared to $24,129,000 for the year ended May 31, 1995 and $20,632,000 for the year ended May 31, 1994. Pre-tax profit increased in fiscal 1995 due primarily to improved results from Denver and Southern California and the inclusion of Texas results for the full fiscal year, which collectively contributed an additional $3,411,000 of pre-tax profit in fiscal 1995 compared to fiscal 1994.

MORTGAGE BANKING

   The  Company's   mortgage  banking   operations  are  conducted  through  its
wholly-owned subsidiary CH Mortgage Company ("CHMC"). The following table summarizes operating information for the Company's mortgage banking operations:

                                              Years ended May 31,
                                         -----------------------------
                                           1996       1995      1994
                                         -----------------------------
                                             (Dollars in thousands)

Number of loans originated                 2,916      1,949      2,451
Loan origination fees                    $ 2,758    $ 1,845    $ 2,186
Sale of servicing and marketing gains      6,177      2,744      3,046
Other revenues                             1,013        628        459
                                         -------    -------    -------
Total revenues                             9,948      5,217      5,691
General and administrative expenses        6,041      4,724      3,930
                                         -------    -------    -------
Operating income from mortgage banking     3,907        493      1,761
Interest, net                               (316)      (199)      (233)
                                         -------    -------    -------
Pre-tax profit from mortgage banking     $ 4,223    $   692    $ 1,994
                                         =======    =======    =======

   Revenues and general and administrative expenses from mortgage banking increased in fiscal 1996 primarily as a result of an increase in the percentage of Phoenix and Texas homebuyers utilizing the Company's mortgage banking operations. Additionally, revenues increased due to higher servicing release premiums received on the sale of servicing and the sale of approximately
$47,705,000 in servicing rights from the servicing portfolio resulting in approximately $932,000 of income. Revenues from mortgage banking operations decreased in fiscal 1995 compared to fiscal 1994 primarily as a result of a decrease in third party originations in Texas. General and administrative expenses increased in fiscal 1995 compared to fiscal 1994 primarily as a result of the inclusion of the Texas operations for the full fiscal year.

CONSOLIDATED OPERATIONS

   Net income was $18,869,000 ($2.71 per share, $2.27 fully diluted) in fiscal 1996 compared to $13,821,000 ($1.99 per share, $1.82 fully diluted) and $13,083,000 ($2.11 per share, $1.88 fully diluted) in fiscal 1995 and 1994, respectively. The decrease in per share earnings in fiscal 1995 compared to fiscal 1994 was the result of the Company issuing an additional 1,704,400 shares in November, 1993.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's financing needs depend primarily upon sales volume, asset turnover, land acquisitions and inventory balances. The Company has financed, and expects to continue to finance, its working capital needs through funds generated by operations and borrowings. Funds for future land acquisitions and construction costs are expected to be provided primarily by cash flows from operations and future borrowings as permitted under the Company's loan agreements. On June 27, 1996 the Company entered into a credit agreement ("Credit Agreement") with a group of banks which provides for a $110 million unsecured revolving line of credit. Borrowings under the Credit Agreement bear interest at LIBOR plus 1.75% or prime plus .125% at the Company's election and subject to the rating on its senior debt. Available borrowings under the Credit Agreement are limited to certain percentages of housing unit costs, finished lots, land under development and receivables as defined in the Credit Agreement. The Credit Agreement replaced the credit facilities (other than the warehouse line) the Company had in place at May 31, 1996. At May 31, 1996, the Company had unsecured lines of credit from two lenders for aggregate borrowings (excluding the mortgage warehouse line) of up to $30,000,000. Additionally, the Company assumed $55 million of credit facilities ($15 million of which were unsecured) in connection with the Texas and Florida acquisitions. At May 31, 1996, there was $19,108,000 outstanding in the aggregate under these credit lines. The Company believes that amounts generated from operations and such additional borrowings will provide funds adequate to finance its homebuilding activities and meet its debt service requirements. The Company does not have any current commitments for capital expenditures.

   CHMC has a warehouse line of credit for $25,000,000 which is guaranteed by the Company. Pursuant to the warehouse line of credit, the Company issues drafts to fund its mortgage loans. The amount represented by a draft is drawn on the warehouse line of credit when the draft is presented for payment. At May 31, 1996, the amount outstanding under the warehouse line of credit and the amount of funding drafts that had not been presented for payment was $5,359,000. The Company believes that this line is sufficient for its mortgage banking operations.

   On November 10, 1995, the Company completed the sale of $75,000,000 principal amount of its 6-7/8% Convertible Subordinated Notes due November 2002. On December 5, 1995, the Company sold an additional $11,250,000 of such notes. The net proceeds were used to redeem the Company's 6-7/8% Convertible Subordinated Notes due March 2002 and to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit (including the warehouse line of credit). In connection with the redemption of the notes, the Company recorded, in the third quarter of fiscal 1996, an extraordinary loss, net of taxes, of approximately $859,000 due to the write-off of unamortized discount and debt issuance costs. The Convertible Notes are immediately convertible into shares of the Company's common stock at a rate of 42.105 shares for each $1,000 principal amount of Convertible Notes.

   On April 18, 1996 the Company completed the sale of $130,000,000 principal amount of its 10% Senior Notes due April 2006. The Company used approximately
$107,542,000 of the net proceeds to repurchase $98,500,000 aggregate principal amount of its 12% Senior Notes due 1999. The remaining proceeds were used to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit. In connection with the repurchase of the 12% Senior Notes, the Company recorded, in the fourth quarter of fiscal 1996, an extraordinary loss, net of taxes, of approximately $6,059,000 related primarily to a tender offer premium.

INFLATION AND EFFECTS OF CHANGING PRICES

   Real estate and residential housing prices are affected by inflation, which can cause increases in the prices of land, raw materials and subcontracted labor. In the past three years, the Company has not experienced any significant inflationary pressure on land, raw materials or labor. Unless costs are recovered through higher sales prices, gross profit margins will decrease. As interest rates increase, construction and financing costs as well as the cost of borrowing funds also increase, which can result in lower gross profits. Relatively low interest rates during fiscal 1996 have made the Company's homes more affordable in each of its markets. High mortgage interest rates make it more difficult for the Company's customers to qualify for home mortgage loans. These factors have a much more significant effect on the Company's operations than does seasonality, in part because homes can be constructed year-round.

Report of Independent Public Accountants


                               Arthur Andersen LLP




To Continental Homes Holding Corp.

We have audited the accompanying consolidated balance sheets of CONTINENTAL HOMES HOLDING CORP. (a Delaware corporation) and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Homes Holding Corp. and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Phoenix, Arizona,
June 19, 1996.

                        CONTINENTAL HOMES HOLDINGS CORP.
                          Consolidated Balance Sheets

                                                                                   May 31,
                                                                                   -------
                                                                             1996         1995
                                                                           ---------    ---------
                                                                               (in thousands)
ASSETS

HOMEBUILDING
 Cash and cash equivalents (Notes A and E)                                 $  25,236    $  12,848
 Receivables (Note B)                                                         16,693       10,108
 Homes, lots and improvements in production (Notes A, C and E)               344,880      291,331
 Property and equipment, net (Note A)                                          2,271        2,456
 Prepaid expenses and other assets                                            16,797       20,516
 Excess of cost over related net assets acquired (Note A)                     11,715       13,400
                                                                           ---------    ---------
                                                                             417,592      350,659
                                                                           ---------    ---------
MORTGAGE BANKING
 Mortgage loans held for sale (Notes A and D)                                 20,350       17,593
 Mortgage loans held for long-term investment, net (Notes A and D)                86       17,783
 Other assets                                                                    406          798
                                                                           ---------    ---------
                                                                              20,842       36,174
                                                                           ---------    ---------
 Total assets                                                              $ 438,434    $ 386,833
                                                                           =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

HOMEBUILDING
 Accounts payable and other liabilities                                    $  52,240    $  39,405
 Notes payable, senior and convertible subordinated debt (Notes A and E)     244,999      198,814
 Deferred income taxes (Notes A and F)                                         1,236        2,048
                                                                           ---------    ---------
                                                                             298,475      240,267
                                                                           ---------    ---------
MORTGAGE BANKING
 Notes payable (Notes A and E)                                                 5,359       16,072
 Bonds payable (Notes D and E)                                                   168       17,939
 Other                                                                           686        2,076
                                                                           ---------    ---------
                                                                               6,213       36,087
                                                                           ---------    ---------
 Total liabilities                                                           304,688      276,354
                                                                           ---------    ---------

Minority interest (Note A)                                                     4,797           --
                                                                           ---------    ---------

Commitments and contingencies (Notes E, H and I)

Stockholders' equity (Notes E and G):
 Preferred stock, $.01 par value:
   Authorized - 2,000,000 shares - Issued - none                                  --           --
 Common stock, $.01 par value:
   Authorized - 20,000,000 shares - Issued - 7,080,900 shares                     71           71
 Treasury stock, at cost - 88,265 and 156,130 shares                            (384)        (591)
 Capital in excess of par value                                               60,396       59,610
 Retained earnings                                                            68,866       51,389
                                                                           ---------   ----------
 Total stockholders' equity                                                  128,949      110,479
                                                                           ---------   ----------
 Total liabilities and stockholders' equity                                $ 438,434   $  386,833
                                                                           =========   ==========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                        CONTINENTAL HOMES HOLDINGS CORP.
                       Consolidated Statements of Income

                                                                          Years ended May 31,
                                                                          -------------------
                                                                  1996           1995           1994
                                                              -----------    -----------     ----------
                                                                  (in thousands, except share data)
REVENUES

Home sales                                                    $   577,073    $   414,718    $   340,031
Land sales                                                         11,844         10,658          1,095
Mortgage banking and title operations (Note D)                     11,481          6,707          6,967
Other income, net                                                     210            369            527
                                                              -----------    -----------    -----------
 Total revenues                                                   600,608        432,452        348,620
                                                              -----------    -----------    -----------

COSTS AND EXPENSES

HOMEBUILDING
 Cost of home sales                                               469,098        339,288        277,878
 Cost of land sales                                                11,907         10,958          1,499
 Selling, general and administrative expenses                      62,247         46,308         37,065
 Interest, net (Notes A and C)                                      5,510          4,993          4,456
 Minority interest (Note A)                                          (248)            --             --

MORTGAGE BANKING AND TITLE OPERATIONS
 Selling, general and administrative expenses                       7,028          5,639          4,818
 Interest, net (Note A)                                              (316)          (199)          (233)
                                                              -----------    -----------    -----------
   Total costs and expenses                                       555,226        406,987        325,483
                                                              -----------    -----------    -----------

Income before income taxes and extraordinary loss                  45,382         25,465         23,137
Income taxes (Note F)                                              19,595         11,644         10,054
                                                              -----------    -----------    -----------
Income from operations                                             25,787         13,821         13,083
Extraordinary loss:
 Loss on extinguishment of debt; net of income taxes
   of $4,807 in 1996 (Note E)                                      (6,918)            --             --
                                                              -----------    -----------    -----------
Net income                                                    $    18,869    $    13,821    $    13,083
                                                              ===========    ===========    ===========
Earnings per common share (Note A)
 Income from operations                                       $      3.71    $      1.99    $      2.11
 Net income                                                          2.71           1.99           2.11
Earnings per common share assuming full dilution (Note A)
 Income from operations                                       $      3.00    $      1.82    $      1.88
 Net income                                                          2.27           1.82           1.88

Cash dividends per share                                      $       .20    $       .20    $       .20
                                                              ===========    ===========    ===========

Weighted average number of shares outstanding                   6,959,736      6,947,719      6,202,964
                                                              ===========    ===========    ===========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                        CONTINENTAL HOMES HOLDING CORP.
                Consolidated Statements of Stockholders' Equity

                    Years ended May 31, 1996, 1995 and 1994
                             (Dollars in thousands)

                                          Common Stock                    Capital in
                                     ---------------------    Treasury     Excess of   Retained
                                      Shares       Amount      Stock       Par Value   Earnings       Total
                                     ---------   ---------   ---------    ---------    ---------    ---------

Balance, May 31, 1993                5,376,500   $      54   $    (631)   $  25,033    $  27,094    $  51,550
Net income                                  --          --          --           --       13,083       13,083
Sale of common stock                 1,704,400          17          --       34,211           --       34,228
Cash dividends                              --          --          --           --       (1,215)      (1,215)
Exercise of employee stock options          --          --         548          366           --          914
                                     ---------   ---------   ---------    ---------    ---------    ---------

Balance, May 31, 1994                7,080,900          71         (83)      59,610       38,962       98,560
Net income                                 --           --          --           --       13,821       13,821
Repurchase of common stock                 --           --        (556)          --           --         (556)
Cash dividends                             --           --          --           --       (1,394)      (1,394)
Exercise of employee stock options         --           --          48           --           --           48
                                     ---------   ---------   ---------    ---------    ---------    ---------

Balance, May 31, 1995                7,080,900          71        (591)      59,610       51,389      110,479
Net income                                 --           --          --           --       18,869       18,869
Cash dividends                             --           --          --           --       (1,392)      (1,392)
Exercise of employee stock options         --           --         207          786           --          993
                                     ---------   ---------   ---------    ---------    ---------    ---------

Balance, May 31, 1996                7,080,900   $      71   $    (384)   $  60,396    $  68,866    $ 128,949
                                     =========   =========   =========    =========    =========    =========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                        CONTINENTAL HOMES HOLDING CORP.
                     Consolidated Statements of Cash Flows

                                                                                      Years ended May 31,
                                                                            -----------------------------------
                                                                               1996         1995         1994
                                                                            ---------    ---------    ---------
Cash flows from operating activities:                                                  (in thousands)
 Net income                                                                 $  18,869    $  13,821    $  13,083
 Adjustments to reconcile net income to net cash provided
   (used) by operating activities:
   Depreciation and amortization                                                3,190        3,050        2,410
   Minority interest                                                             (248)          --           --
   Increase (decrease) in deferred income taxes                                    95       (1,209)        (580)
   Tax benefit of employee stock options exercised                                404           --          366
   Extraordinary loss on extinguishment of debt                                11,725           --           --
   Decrease (increase) in assets:
     Homes, lots and improvements in production                               (48,504)     (52,973)     (28,573)
     Receivables                                                                8,458        2,304       16,748
     Prepaid expenses and other assets                                          4,826       (6,987)      (2,144)
   Increase in liabilities:
     Accounts payable and other liabilities                                    11,445        1,022        5,415
                                                                            ---------    ---------    ---------
 Net cash provided (used) by operating activities                              10,260      (40,972)       6,725
                                                                            ---------    ---------    ---------

Cash flows from investing activities:
 Net additions to property and equipment                                         (581)      (1,038)        (513)
 Cash paid for acquisitions, net of cash acquired                                (705)     (18,874)     (14,024)
                                                                            ---------    ---------    ---------
 Net cash used by investing activities                                         (1,286)     (19,912)     (14,537)
                                                                            ---------    ---------    ---------

Cash flows from financing activities:
 Decrease (increase) in notes payable to financial institutions               (46,424)      49,852      (29,602)
 Retirement of Convertible Subordinated Notes                                 (33,250)          --           --
 Retirement of 12% Senior Notes                                              (107,542)          --           --
 Retirement of bonds payable                                                  (17,771)      (3,027)     (10,140)
 Sale of common stock                                                              --           --       34,228
 Redemption of Series A Preferred Stock                                            --           --       (6,200)
 Issuance of 12% Senior Notes                                                      --           --       37,450
 Issuance of Convertible Subordinated Notes                                    83,279           --           --
 Issuance of 10% Senior Notes                                                 125,925           --           --
 Treasury stock acquired                                                           --         (556)          --
 Stock options exercised                                                          589           48          548
 Dividends paid                                                                (1,392)      (1,394)      (1,215)
                                                                            ---------    ---------    ---------
 Net cash provided by financing activities                                      3,414       44,923       25,069
                                                                            ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                           12,388      (15,961)      17,257
Cash and cash equivalents at beginning of year                                 12,848       28,809       11,552
                                                                            ---------    ---------    ---------
Cash and cash equivalents at end of year                                    $  25,236    $  12,848    $  28,809
                                                                            =========    =========    =========

Supplemental  disclosures  of cash flow  information:
 Cash paid during the year for:
   Interest, net of amounts capitalized                                     $   7,767    $   7,780    $   7,431
   Income taxes                                                             $  16,430    $  16,539    $  13,080

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

A. ACCOUNTING POLICIES

NATURE OF OPERATIONS

   The Company designs, constructs and sells high quality single-family homes targeted primarily to entry-level and first-time move-up homebuyers. The Company is geographically diversified, currently operating in Phoenix, Arizona; Austin, San Antonio and Dallas, Texas; Denver, Colorado; South Florida; and Southern California.

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

CASH AND CASH EQUIVALENTS

   Cash equivalents include amounts with initial maturities of less than 90 days. In the normal course of business, the Company receives deposits from its customers, maintains certain escrow funds and, in connection with its lines of credit, maintains certain compensating balances (see Note E). Such amounts, which totaled approximately $2,200,000 and $2,500,000 at May 31, 1996 and 1995, respectively, are included in cash and cash equivalents.

CONSOLIDATED STATEMENTS OF CASH FLOWS

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

   During fiscal 1996, the Company entered into a joint venture whereby the Company contributed cash and the joint venture partners contributed assets (primarily land) valued at $5,045,000.

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

   The components of homes, lots and improvements in production are as follows:

                                                                May 31,
                                                                -------
                                                          1996           1995
                                                      -----------     ---------
                                                            (In thousands)
Homes and lots in production                          $   169,615     $ 124,140
Land and developed lots held for housing                  137,676       130,823
Unimproved land held for development or sale               30,839        29,825
Capitalized interest                                        6,750         6,543
                                                      -----------     ---------
                                                      $   344,880     $ 291,331
                                                      ===========     =========

MINORITY INTEREST

   During fiscal 1996, the Company entered into a joint venture to develop an age restricted community. The Company contributed cash and the joint venture partners contributed assets (primarily land). The Company is entitled to 55% of the profits and/or losses and is the managing partner of the joint venture. Due to the control that the Company exercises, it has consolidated the financial position and results of operation of the joint venture. The partners' equity position is disclosed as a minority interest on the consolidated balance sheet.

PROPERTY AND EQUIPMENT

   Property and equipment is stated at cost and consists primarily of office furniture and equipment. Depreciation expense is provided using the straight-line method over the estimated useful lives (three to five years). Depreciation expense was $773,000, $535,000 and $472,000 in 1996, 1995 and 1994,
respectively. The costs of maintenance and repairs are charged to expense as incurred.

EXCESS OF COST OVER RELATED NET ASSETS ACQUIRED

   The excess of cost over related net assets acquired of $18,048,000 is being amortized over periods ranging from three to twenty years using the straight-line method. Amortization expense was $1,401,000, $1,459,000 and $856,000 in 1996, 1995 and 1994, respectively. See Note J.

USE OF ESTIMATES

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts of cash and cash equivalents, receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The homebuilding notes payable bear interest at a rate indexed to LIBOR or the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1996 approximate fair value. The fair value of the Company's senior and subordinated debt is estimated based on quoted market prices. At May 31, 1996 and 1995, the estimated fair value of the Company's senior and subordinated debt was $233,157,000 and $140,750,000, respectively.

   Mortgage loans held for sale are stated at the lower of cost or market which approximates the fair value. The mortgage banking notes payable bear interest at a rate indexed to the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1996 and 1995 approximate fair value.

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

STATEMENTS OF FINANCIAL  ACCOUNTING  STANDARDS

   During the fourth quarter of 1996, the Company elected to adopt early Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("FAS 121") retroactive to June 1, 1995. The adoption of FAS 121 did not impact the Company's results of operations or financial position and did not result in a restatement of any of the financial results for the prior three quarters of fiscal 1996. The Company believes the adoption of FAS 121 would not have had a material effect in fiscal 1995 and 1994 had FAS 121 been applied to those years. Under FAS 121 real estate assets are to be reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If indications are that the carrying amount of the assets may not be recoverable, FAS 121 requires an estimate of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss must be recognized to write down the asset to its estimated fair value less costs to sell. The fair value calculation under FAS 121 would result in a lower valuation of the asset than under the net realizable value method previously required.

   Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), issued in October 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 requires either the recognition of compensation cost in the financial statements for those companies that adopt the new fair value based method or expanded disclosure of pro forma net income and earnings per share information for those companies that retain the current method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees."

   FAS 123 will be effective for the Company's fiscal year ending May 31, 1997. The Company plans to retain the current method set forth in APB Opinion 25 and will present the expanded disclosure in the fiscal 1997 financial statements.

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

INTEREST, NET

   The summary of the components of interest, net is as follows:

                                                   Years ended May 31,
                                                   -------------------
                                            1996          1995          1994
                                        -----------   -----------   -----------
                                                     (In thousands)
Interest expense, homebuilding          $     5,982   $     5,420   $     4,724
Interest income, homebuilding                  (472)         (427)         (268)
                                        -----------   -----------   -----------
                                        $     5,510   $     4,993   $     4,456
                                        ===========   ===========   ===========
Interest expense, mortgage banking      $     1,785   $     2,360   $     2,707
Interest income, mortgage banking            (2,101)       (2,559)       (2,940)
                                        -----------   -----------   -----------
                                        $      (316)  $     (199)   $      (233)
                                        ===========   ==========    ===========

EARNINGS PER COMMON SHARE

   Earnings per common share has been computed using the weighted average number of common shares outstanding during the period. Earnings per common share assuming full dilution has been computed assuming the conversion of the Convertible Subordinated Notes due November 2002.

B. RECEIVABLES

   Notes and accounts receivable are as follows:

                                                          May 31,
                                                          -------
                                                    1996         1995
                                                -----------  -----------
                                                     (In thousands)
Proceeds receivable arising from home sales     $    10,361  $     4,135
Municipal Utility District receivables                2,788        3,457
Other notes and accounts receivable                   3,544        2,516
                                                -----------  -----------
                                                $    16,693  $    10,108
                                                ===========  ===========

C. INTEREST CAPITALIZATION

   The Company follows the practice of capitalizing for its homebuilding operations certain interest costs incurred on land under development and homes under construction. Such capitalized interest is included in cost of home sales when the units are delivered. The Company capitalized interest in the amount of $16,440,000, $14,108,000 and $8,654,000 and expensed as a component of cost of home sales $16,233,000, $10,687,000 and $7,734,000 in fiscal 1996, 1995 and
1994, respectively.

D. CONSOLIDATED MORTGAGE SUBSIDIARIES

   The Company's consolidated financial statements include its wholly-owned mortgage banking and finance subsidiaries. Financial data of the mortgage banking and finance subsidiaries is summarized as follows:

                                                               May 31,
                                                               -------
                                                           1996     1995
                                                         -------   -------
                                                           (In thousands)
Current assets, principally mortgage loans
    held for sale                                        $14,035   $28,451
Total assets, principally mortgage loans and
    mortgage-backed securities                            14,420    46,792
Current liabilities, principally notes payable             6,032    18,613
Total liabilities, principally notes and bonds payable     7,684    36,552
Stockholder's equity                                       6,736    10,240


                                                           Years ended May 31,
                                                       ------------------------
                                                        1996     1995     1994
                                                       ------   ------   ------
                                                            (In thousands)
Total revenues                                         $9,948   $5,217   $5,691
Net interest income                                       316      199      233
Net income                                              2,596      396    1,176

   Mortgage loans held for sale are stated at the lower of cost or market determined in the aggregate. Mortgage loans held for sale consist of:

                                                                  May 31,
                                                                  -------
                                                             1996        1995
                                                           --------    --------
                                                               (In thousands)
Single-family first mortgage loans                         $ 20,877    $ 17,765
Market discount                                                (527)       (172)
                                                           --------    --------
                                                           $ 20,350    $ 17,593
                                                           ========    ========

E. NOTES, BONDS AND SENIOR AND CONVERTIBLE SUBORDINATED DEBT HOMEBUILDING

Notes payable, senior and convertible subordinated debt consist of:

                                                                  May 31,
                                                                  -------
                                                              1996      1995
                                                           ---------  ---------
                                                              (In thousands)
Notes payable                                              $  19,108  $  54,729
10% senior notes, due 2006, net of discount of $1,972        128,028         --
12% senior notes due 1999, net of premium of $113
    and $1,430                                                11,613    111,430
6-7/8% convertible subordinated notes, due 2002               86,250     32,655
                                                           ---------  ---------
                                                           $ 244,999  $ 198,814
                                                           =========  =========

At May 31, 1996, the Company had available unsecured bank lines of credit for borrowings (excluding mortgage warehouse lines) of up to $30,000,000 and, subject to available collateral, a $5,000,000 revolving purchase money line. Additionally, the Company assumed $55 million of credit facilities ($15 million of which are unsecured) in connection with the acquisitions described in Note J. Interest rates range from LIBOR plus 2-1/4% to prime plus 1/2%. These lines of credit mature through November 1997. During fiscal 1996, the weighted average interest rate on the average month end balance was 9.0% and the year end weighted average rate was 8.7%. The average month end outstanding balance during the year was $36,998,000 and the maximum amount outstanding at any month end was $53,681,000. The Company is required to maintain $750,000 of compensating balance deposits with lenders, minimum levels of liquidity and tangible net worth and maximum levels of debt to net worth in conjunction with the unsecured lines of credit.

   In April 1996, the Company issued $130,000,000 principal amount of 10% Senior Notes due April 15, 2006. The Company used approximately $107,542,000 of the net proceeds to repurchase $98,500,000 aggregate principal amount of its 12% Senior Notes due 1999. The remaining proceeds were used to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit. In connection with the repurchase of the 12% Senior Notes, the Company recorded, in the fourth quarter of fiscal 1996, an extraordinary loss, net of taxes, of approximately $6,059,000 related primarily to a tender offer premium. The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2001 at redemption prices decreasing from 105%. The Senior Notes are senior unsecured obligations of the Company and are guaranteed, on a joint and several basis, by all of the Restricted Subsidiaries (as defined in the indenture).

   The indentures relating to the Company's 10% and 12% Senior Notes contain certain covenants which impose certain limitations on the ability of the Company to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. In addition, the indentures provide that in the event of defined changes in control or if the consolidated tangible net worth of the Company falls below a specified level or, in certain circumstances, upon sales of assets, the Company is required to make an offer to repurchase certain specified amounts of outstanding Senior Notes.

   In November 1995, the Company issued $86,250,000 principal amount of 6- 7/8% Convertible Subordinated Notes due November 1, 2002. The Notes are convertible at a rate of 42.105 shares of Common Stock per $1,000 principal amount of Notes at any time prior to maturity. The Notes are redeemable in whole or in part at the option of the Company at any time on or after November 1, 1998, at redemption prices decreasing from 103.438%. The Notes are subordinated to all senior indebtedness of the Company. The net proceeds were used to redeem the Company's 6-7/8% Convertible Subordinated Notes due March 2002 and to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit (including the warehouse line of credit). In connection with the redemption of the notes, the Company recorded an extraordinary loss, net of taxes, of approximately $859,000 due to the write-off of unamortized discount and debt issuance costs.

   Subsequent to year end, the Company entered into a credit agreement ("Credit Agreement") with a group of banks which provides for a $110 million unsecured revolving line of credit. Borrowings under the Credit Agreement bear interest at LIBOR plus 1.75% or prime plus .125% at the Company's election and subject to the rating on its senior debt. Available borrowings under the Credit Agreement are limited to certain percentages of housing unit costs, finished lots, land under development and receivables as defined in the Credit Agreement. The Credit Agreement replaced the credit facilities (other than the warehouse line) the Company had in place at May 31, 1996.

MORTGAGE BANKING

   Mortgage warehousing notes payable enable CH Mortgage Company ("CHMC") to perform its loan origination and warehousing functions. At May 31, 1996, CHMC had a warehouse line of credit of $25,000,000 which is guaranteed by the Company. Borrowings are secured by the mortgage loans held for sale, mature on December 1, 1996 and bear interest at Libor plus 1.75%. At May 31, 1996, no amounts were outstanding under this line of credit and $5,359,000 of funding drafts were issued thereunder. At May 31, 1995, $14,438,000 was outstanding under this line of credit and $1,634,000 of funding drafts were issued thereunder.

F. INCOME TAXES

   The Company will file a consolidated Federal income tax return which will include all subsidiaries. Components of current and deferred income taxes follow:

                                           Current       Deferred         Total
                                          --------       --------       --------
                                                      (In thousands)
Year ended May 31, 1996
Federal                                   $ 17,484       $     81       $ 17,565
State and other                              2,016             14          2,030
                                          --------       --------       --------
                                          $ 19,500       $     95       $ 19,595
                                          ========       ========       ========

Year ended May 31, 1995
Federal                                   $ 10,126       $   (952)      $  9,174
State and other                              2,727           (257)         2,470
                                          --------       --------       --------
                                          $ 12,853       $ (1,209)      $ 11,644
                                          ========       ========       ========

Year ended May 31, 1994
Federal                                   $  8,344       $   (455)      $  7,889
State and other                              2,290           (125)         2,165
                                          --------       --------       --------
                                          $ 10,634       $   (580)      $ 10,054
                                          ========       ========       ========

   The effective income tax rate differs from the Federal statutory tax rate for the following reasons:

                                                            Years ended May 31,
                                                          ----------------------
                                                          1996     1995     1994
                                                          ----     ----     ----
U.S. statutory tax rate                                    35%      35%      35%
State income taxes, net of Federal tax benefit              6        6        6
Amortization and other, net                                 2        5        2
                                                          ----     ----     ----
                                                           43%      46%      43%
                                                          ====     ====     ====

   The components of the net deferred tax liability are as follows:

                                                                  May 31,
                                                                  -------
                                                            1996           1995
                                                           ------         ------
Deferred tax assets:                                           (In thousands)
    Inventory basis differences                            $  441         $  345
    Other, net                                              1,269          1,424
                                                           ------         ------
                                                            1,710          1,769
                                                           ------         ------
Deferred tax liabilities:
    Capitalized interest                                    1,903          2,108
    Receivable basis differences                            1,043          1,709
                                                           ------         ------
                                                            2,946          3,817
                                                           ------         ------
Net deferred tax liability                                 $1,236         $2,048
                                                           ======         ======


G. STOCK OPTIONS

   The Company has two stock incentive plans (the "Plans"). The 1988 Stock Incentive Plan was approved by the Board of Directors on July 29, 1988 and the stockholders on August 26, 1988 and amended by the Board of Directors on July 23, 1992 and the stockholders on August 26, 1992. The 1986 Stock Incentive Plan was approved by the Board of Directors and the stockholders of the Company on July 26, 1986. The Plans are intended to provide an incentive to officers and key employees of the Company and its subsidiaries to remain with the Company. The Board of Directors has authorized the reservation of 700,000 shares of the Company's common stock for issuance under the Plans. Options may be granted at a price equal to the market value on the date of the grant (or 85% of market value in the case of non-qualified options) and may not be exercised for one year (six months in the case of non-qualified options) from the date of the grant. Under the Plans, options must be exercised within 10 years (5 years for a 10% holder) from the date the options were granted.

   The following summarizes the stock option transactions for the two years ended May 31, 1996:

                                                     Number         Option
                                                    of shares       Price
                                                    ---------       -----

Outstanding at May 31, 1994                          205,635    $4.00 - $21.375
  Granted                                             46,000   12.125 - $14.875
  Exercised                                           (7,000)    $4.00 - $12.50
                                                     -------
Outstanding at May 31, 1995                          244,635    $4.00 - $21.375
  Granted                                             35,000            $ 18.25
  Canceled                                            (8,000)  $12.50 - $21.375
  Exercised                                          (67,865)   $4.00 - $21.375
                                                     -------
Outstanding at May 31, 1996                          203,770    $6.50 - $21.375
                                                     =======

Exerciseable at May 31, 1996                         101,095    $6.50 - $21.375
                                                     =======

At May 31, 1996, there were 162,995 shares reserved for future grants.

H. CONTINGENCIES

   In management's opinion, the Company is not involved in any legal proceedings which will have a material effect on the Company's financial position or operating results.

I. COMMITMENTS

   Rental expense for the Company was $1,454,000, $1,233,000 and $914,000 in 1996, 1995 and 1994, respectively. The following is a schedule by year of future minimum rental payments required under operating leases as of May 31, 1996:

      Fiscal year ending May 31,             (In thousands)
        1997                                   $     903
        1998                                         785
        1999                                         711
        2000                                         685
        2001                                         508
        Thereafter                                   615
                                               ---------
      Total minimum lease payments             $   4,207
                                               =========

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

   On November 18, 1994, the Company completed the acquisition of 100% of the Common Stock of Heftler Realty Co. ("Heftler"), a South Florida homebuilder, for $29.2 million in cash. The acquisition was accounted for by the purchase method with the results of operations of Heftler included for the seven month period beginning November 1, 1994. The excess of cost over related net assets acquired is being amortized over periods ranging from five to ten years using the straight-line method.

   The following unaudited pro forma combined financial data give effect to the Heftler acquisition as if it had occurred on the first day of the period. This pro forma information has been prepared utilizing the historical consolidated financial statements of the Company and Heftler. The pro forma financial data are provided for comparative purposes only and do not purport to be indicative of the results which would have been obtained if the acquisition had been effected during the period presented. The pro forma financial information is based on the purchase method of accounting and reflects adjustments to record the profit of acquired inventories, amortize the non-compete agreement and the excess purchase price over the underlying value of net assets acquired, reflect the additional interest on acquisition indebtedness assumed and adjust income taxes for the pro forma adjustments.

                                          Year ended May 31,
                                          ------------------
                                                 1995
                                                 ----
                                            (In thousands)
Total revenues                               $    446,730
Net income                                         13,897
Earnings per common share                            2.00
Earnings per common share assuming
    full dilution                                    1.83

K. SELECTED UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

   Unaudited quarterly consolidated financial information for the years ended May 31, 1996 and 1995 is summarized as follows:

                                                             Three months ended
                                                             ------------------
                                      August 31      November 30     February 28       May 31
                                      ---------      -----------     -----------       ------
                                                     (In thousands, except share data)
1996
  Revenues                          $    146,405    $    138,365    $    140,996    $    174,842
  Gross profit from home sales            24,520          24,953          25,270          33,232
  Net income                               5,224           5,315           5,301           3,029
  Earnings per share:
    Primary:
      Income from operations        $        .75    $        .77    $        .88    $        1.30
      Net income                             .75             .77             .76              .43
    Fully diluted:
      Income from operations                 .66             .64             .65              .93
      Net income                             .66             .64             .57              .36
    Weighted average shares
      outstanding                      6,927,672       6,946,666       6,974,427         6,990,196

1995
  Revenues                          $    107,043    $     97,942    $    114,051    $      113,416
  Gross profit from home sales            19,483          17,143          18,932            19,872
  Net income                               4,516           3,092           3,073             3,140
  Earnings per share:
    Primary:
      Net income                    $        .65    $        .44    $        .44    $          .45
    Fully diluted:
      Net income                             .58             .41             .41               .42
  Weighted average shares
      outstanding                      6,962,770       6,963,341       6,939,998         6,924,770

                                       31