Form 10-K405, Exhibit 13
period 1997-05-31
CONTINENTAL HOMES HOLDING CORP
filed 1997-08-15
CIK 796122

Continental Homes                                  Twelve Year Financial Summary


Consolidated Income Statement Data
(amounts in thousands, except per share amounts)     1997        1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
Revenues                                          $ 725,970   $ 600,608   $ 432,452   $ 348,620   $ 207,033   $ 170,424

Gross profit from home sales                      $ 120,835   $ 107,975   $  75,430   $  62,153   $  38,052   $  29,674

Net income                                        $  29,445   $  18,869   $  13,821   $  13,083   $   7,100   $   6,591

Earnings per share:
     Primary                                      $    4.24   $    2.71   $    1.99   $    2.11   $    1.38   $    1.39
     Fully diluted                                $    3.10   $    2.27   $    1.82   $    1.88   $    1.30   $    1.34

Cash dividends per share                          $    0.20   $    0.20   $    0.20   $    0.20   $    0.20   $    0.20

Weighted average number
of shares outstanding                                 6,938       6,960       6,948       6,203       5,144       4,747


Consolidated Balance Sheet
(amounts in thousands, except per share amounts)     1997        1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
Inventory                                         $ 392,540   $ 344,880   $ 291,331   $ 205,369   $ 142,589   $ 116,450

Total assets                                      $ 508,256   $ 438,434   $ 386,833   $ 305,490   $ 187,525   $ 162,774

Debt:
    Notes payable                                 $  24,547   $  19,108   $  54,729   $       0   $       0   $  32,907

    Senior debt                                     159,966     139,641     111,430     111,753      74,248      16,811

    Convertible Sub. debt                            86,250      86,250      32,655      32,295      31,935      31,575

    Mortgage debt                                    15,662       5,359      34,011      24,271       8,604      20,448
                                                     ------       -----      ------      ------       -----      ------

        Total debt                                $ 286,425   $ 250,358   $ 232,825   $ 168,319   $ 114,787   $ 101,741

Stockholders' equity                              $ 154,899   $ 128,949   $ 110,479   $  98,560   $  51,550   $  44,428

Number of shares outstanding                          6,853       6,993       6,925       6,963       5,189       5,101

Book value per share                              $   22.60   $   18.44   $   15.95   $   14.15   $    9.93   $    8.71

Return on beginning
stockholders' equity                                   22.8%       17.1%       14.0%       25.4%       16.0%       23.1%


Housing Data
(amounts in thousands, except per share amounts)     1997        1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
Number of homes closed                                4,904       4,367       3,202       2,831       1,769       1,470

Sales value of homes closed                       $ 681,838   $ 577,073   $ 414,718   $ 340,031   $ 200,012   $ 164,815

Number of homes in backlog                            2,015       2,070       1,493       1,136         900         669

Sales value of homes in backlog                   $ 271,131   $ 295,484   $ 198,126   $ 147,242   $ 107,499   $  76,215

Consolidated Income Statement Data
(amounts in thousands, except per share amounts)     1991        1990        1989        1988        1987        1986
------------------------------------------------------------------------------------------------------------------------
Revenues                                          $ 138,615   $ 134,497   $ 123,088   $ 133,372   $ 128,486   $ 107,573

Gross profit from home sales                      $  24,148   $  20,970   $  20,084   $  19,082   $  25,227   $  22,279

Net income                                        $     116   $   3,551   $   2,015   $   3,128   $   4,501   $   2,755

Earnings per share:
     Primary                                      $    0.03   $    1.01   $    0.57   $    0.83   $    1.58   $    1.10
     Fully diluted                                $      NA   $      NA   $      NA   $      NA   $      NA   $      NA

Cash dividends per share                          $    0.20   $      NA   $      NA   $      NA   $      NA   $      NA

Weighted average number
of shares outstanding                                 3,515       3,515       3,564       3,757       2,859       2,500


Consolidated Balance Sheet Data
(amounts in thousands, except per share amounts)     1991        1990        1989        1988        1987        1986
------------------------------------------------------------------------------------------------------------------------
Inventory                                         $  93,739   $  94,890   $  76,009   $  88,635   $  88,928   $  67,273

Total assets                                      $ 142,712   $ 147,144   $ 127,682   $ 142,277   $ 153,710   $ 109,211

Debt:
    Notes payable                                 $  65,430   $  63,887   $  48,927   $  49,990   $  35,445   $  63,550

    Senior debt                                      16,805      16,799      17,616      22,745      29,928           0

    Convertible Sub. debt                                 0           0           0           0           0           0

    Mortgage debt                                    22,146      26,221      24,720      26,675      43,926           0
                                                     ------      ------      ------      ------      ------      ------

        Total debt                                $ 104,381   $ 106,907   $  91,263   $  99,410   $ 109,299   $  63,550

Stockholders' equity                              $  28,562   $  29,166   $  25,615   $  24,080   $  22,067   $   2,855

Number of shares outstanding                          3,512       3,515       3,515       3,652       3,880       2,500

Book value per share                              $    8.13   $    8.30   $    7.29   $    6.59   $    5.69   $    1.14

Return on beginning
stockholders' equity                                    0.4%       13.9%        8.4%       14.2%      157.7%     2755.0%


Housing Data
(amounts in thousands, except per share amounts)     1991        1990        1989        1988        1987        1986
------------------------------------------------------------------------------------------------------------------------
Number of homes closed                                1,249       1,280       1,151       1,161       1,369       1,210

Sales value of homes closed                       $ 130,611   $ 132,876   $ 117,912   $ 115,069   $ 126,142   $ 107,388

Number of homes in backlog                              486         414         422         462         400         580

Sales value of homes in backlog                   $  53,180   $  42,808   $  47,607   $  47,504   $  43,808   $  52,895

Management's
Discussion and
Analysis of Results
of Operations and
Financial Condition

RESULTS OF OPERATIONS
HOMEBUILDING

     The following table sets forth, for the periods indicated, unit activity, average sales price and revenue from home sales for the Company:

                                                     Years ended May 31,

                                                 1997          1996         1995

Units delivered                                 4,904         4,367        3,202
Average sales price                        $  139,037    $  132,144   $  129,518
Revenue from home sales (000s)             $  681,838    $  577,073   $  414,718
Percentage increase from prior year              18.2%         39.2%
Change due to volume                             12.3%         36.4%
Change due to average sales price                 5.9%          2.8%

     The increase in volume in fiscal 1997 compared to fiscal 1996 resulted from improved deliveries in Denver, Texas, South Florida and California and the Company's expansion into the Dallas, Texas market. The volume increase in fiscal 1996 was attributable to improved deliveries in each market. The increase in average sales price in fiscal 1997 was primarily due to an increase in volume in the Denver market where the average sales price is approximately $200,000 and an increase in the average sales price in the Phoenix and California markets.

     Revenues from land sales were $33,404,000 in fiscal 1997, $11,844,000 in fiscal 1996 and $10,658,000 in fiscal 1995. Land sale revenue in fiscal 1997 included sales of three separate parcels to other homebuilders in Phoenix, California and South Florida. A portion of fiscal 1997 land sales and substantially all of fiscal 1996 and 1995 land sales were transactions in which the Company sold lots to unrelated third parties and retained an option to buy the lots back at fixed prices within specified periods of time.

     The following table summarizes information related to the Company's backlog at the dates indicated:

                                                May 31,

                              1997               1996               1995
                                         (Dollars in thousands)
                         Units    Dollars   Units    Dollars   Units    Dollars

Phoenix                    831   $109,079     832   $110,530     821   $102,503
Texas                      772     85,431     652     71,791     396     43,140
Denver                     183     36,556     292     57,746      98     18,185
South Florida              172     22,368     189     24,597      86     12,228
Southern California         57     17,697     105     30,820      92     22,070
                         -----   --------   -----   --------   -----   --------
                         2,015   $271,131   2,070   $295,484   1,493   $198,126
                         =====   ========   =====   ========   =====   ========

     The decrease in backlog at May 31, 1997 compared to the prior year resulted primarily from lower sales volume in the Austin, Denver, California and South Florida markets during the six months ended May 31, 1997 partially offset by the Company's expansion into the Dallas, Texas market. The increase in backlog in fiscal 1996 resulted from improved sales in each market during the six months ended May 31, 1996. The aggregate sales value of new contracts signed decreased 4% for fiscal 1997 to $640,576,000 representing 4,770 homes as compared with $669,205,000 representing 4,944 homes for fiscal 1996.

     The following table summarizes information related to the cost of home sales, selling, general and administrative ("SG&A") expenses and interest, net for homebuilding:

                                           Years ended May 31,
                                  1997              1996             1995
                           Dollars    %      Dollars     %      Dollars     %
                                          (Dollars in thousands)

Revenue from home sales   $681,838  100.0%  $577,073   100.0%  $414,718   100.0%
Cost of home sales         561,003   82.3    469,098    81.3    339,288    81.8
                          --------  -----   --------   -----   --------   -----
Gross profit               120,835   17.7    107,975    18.7     75,430    18.2
SG&A expenses               71,590   10.5     62,247    10.8     46,308    11.2
                          --------  -----   --------   -----   --------   -----
Operating income from
   homebuilding             49,245    7.2     45,728     7.9     29,122     7.0
Interest, net                4,596     .7      5,510      .9      4,993     1.2
                          --------  -----   --------   -----   --------   -----
Pre-tax profit from
   homebuilding           $ 44,649    6.5%  $ 40,218     7.0%  $ 24,129     5.8%
                          ========  =====   ========   =====   ========   =====

     Gross profit from home sales was 17.7% in fiscal 1997 compared to 18.7% and 18.2% in fiscal 1996 and 1995, respectively. The decline in gross profits was primarily due to lower margins in the Austin and California markets where the Company has used sales incentives and lowered sales prices due to increased competition in those markets. In addition, the Company's highest margins are in Phoenix and Austin. As deliveries increase in other markets, the mix will continue to put downward pressure on margins.

     The increase in total SG&A expenses for fiscal 1997 was due primarily to higher variable marketing costs (sales commissions, advertising, sales expense and model furniture amortization) due to the increase in the number of homes delivered. In addition, fiscal 1997 included $3,549,000 of SG&A expenses from the Dallas division. The increase in total SG&A expenses for fiscal 1996 was also due primarily to higher variable marketing costs as a result of the increase in the number of homes delivered, higher salaries and higher customer service costs. Additionally, fiscal 1996 included $3,249,000 of SG&A expenses from South Florida compared with $2,227,000 during the period from November 1, 1994 (acquisition) through May 31, 1995. SG&A expenses for each home delivered were $14,598, $14,254 and $14,462 in fiscal 1997, 1996 and 1995, respectively.
The Company capitalizes certain SG&A expenses for homebuilding. Accordingly, total SG&A expenses incurred for homebuilding were $83,218,000, $70,117,000 and $53,109,000 in fiscal 1997, 1996 and 1995, respectively.

     The Company capitalizes certain interest costs for its homebuilding operations and includes such capitalized interest in cost of home sales when the related units are delivered. Accordingly, total interest incurred by the Company was $25,702,000, $22,422,000 and $19,528,000 in fiscal

Continental Homes

1997, 1996 and 1995, respectively. Interest, net for homebuilding was $4,596,000, $5,510,000 and $4,993,000 in fiscal 1997, 1996 and 1995, respectively. The increase in interest incurred during fiscal 1997 was primarily due to an increase in debt as a result of the 14% increase in inventory this year. The decrease in interest, net during fiscal 1997 was due to the capitalization of interest on the Company's Carlsbad, California project which began development in October 1996, as well as additional interest income earned during the year. The increase in interest, both incurred and expensed, during fiscal 1996 was due to higher debt levels which resulted primarily from the South Florida acquisition.

     The Company's pre-tax profit from homebuilding for fiscal 1997 was $44,649,000 compared to $40,218,000 for the year ended May 31, 1996 and $24,129,000 for the year ended May 31, 1995. The increase in pre-tax profit in fiscal 1997 was due primarily to improved operating results in Phoenix, Denver and South Florida partially offset by the negative impact from the inclusion of Dallas results. The increase in pre-tax profit in fiscal 1996 was due primarily to improved results in Texas, Southern California and Phoenix partially offset by the negative impact from the inclusion of South Florida results. South Florida's pre-tax loss in fiscal 1996 was primarily caused by weather related delays in the opening of a new subdivision and delays in the municipalities issuing permits. These delays resulted in fewer deliveries from South Florida through October 1995.

MORTGAGE BANKING AND TITLE OPERATIONS

     The Company's mortgage banking operations are conducted through its wholly-owned subsidiary CH Mortgage Company ("CHMC"). The Company also conducts title operations in Austin, Texas through its wholly-owned subsidiary Travis County Title Company. The following table summarizes operating information for the Company's mortgage banking and title operations:

                                                        Years ended May 31,
                                                     1997      1996      1995
                                                      (Dollars in thousands)

Number of loans originated                           2,965     2,916     1,949

Loan origination fees                              $ 2,904   $ 2,758   $ 1,845
Sale of servicing and marketing gains                4,688     6,177     2,744
Title policy premiums, net                           1,572     1,541     1,180
Other revenues                                       1,454     1,005       938
                                                   -------   -------   -------
Total revenues                                      10,618    11,481     6,707
General and administrative expenses                  8,185     7,028     5,639
                                                   -------   -------   -------
Operating income from mortgage banking and title     2,433     4,453     1,068
Interest, net                                          734       316       199
                                                   -------   -------   -------
Pre-tax profit from mortgage banking and title     $ 3,167   $ 4,769   $ 1,267
                                                   =======   =======   =======

     Revenues from mortgage banking and title operations decreased in fiscal 1997 primarily as a result of the sale of approximately $47,705,000 in servicing rights from the servicing portfolio resulting in approximately $932,000 of income recognized in fiscal 1996. Revenues increased in fiscal 1996 over fiscal 1995 primarily as a result of the aforementioned sale of servicing as well as an increase in the percentage of Phoenix and Texas homebuyers utilizing the Company's mortgage banking operations resulting in higher volume. General and administrative expenses increased in fiscal 1997 compared to fiscal 1996 primarily as a result of the expansion into the Denver, South Florida and Southern California markets during fiscal 1997. General and administrative expenses increased in fiscal 1996 compared to fiscal 1995 primarily as a result of increased volume.

CONSOLIDATED OPERATIONS

     Net income was $29,445,000 ($4.24 per share, $3.10 fully diluted) in fiscal 1997 compared to $18,869,000 ($2.71 per share, $2.27 fully diluted) and $13,821,000 ($1.99 per share, $1.82 fully diluted) in fiscal 1996 and 1995, respectively. Net income for the fiscal year ended May 31, 1996 included a net extraordinary loss of $6,918,000 due to the extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financing needs depend primarily upon sales volume, asset turnover, land acquisitions and inventory balances. The Company has financed, and expects to continue to finance, its working capital needs through funds generated by operations and borrowings. Funds for future land acquisitions and construction costs are expected to be provided primarily by cash flows from operations and future borrowings as permitted under the Company's loan agreements. The Company has a $140 million unsecured revolving credit facility ("Credit Agreement") with four banks. Borrowings under the Credit Agreement bear interest at LIBOR plus 1.75% or prime plus .125% at the Company's election and subject to the rating on its senior debt. Available borrowings under the Credit Agreement are limited to certain percentages of housing unit costs, finished lots, land under development and receivables as defined in the Credit Agreement. As a result of this formula, the borrowing base at May 31, 1997 was $92,657,000 and $12,000,000 was outstanding. In addition, the Company had borrowed $12,547,000 in other financing, which is secured by land, at various interest rates and maturities. The Company believes that amounts generated from operations and such additional borrowings will provide funds adequate to finance its homebuilding activities and meet its debt service requirements. The Company does not have any current commitments for capital expenditures.

     In order to provide funds for the origination of mortgage loans, CHMC has a warehouse line of credit for $25,000,000 which is guaranteed by the Company. Pursuant to the warehouse line of credit, the Company issues drafts to fund its mortgage loans. The amount represented by a draft is drawn on the warehouse line of credit when the draft is presented for payment. At May 31, 1997, the amount outstanding under the warehouse line of credit and the amount of funding drafts that had not been presented for payment was $15,662,000. The Company believes that this line is sufficient for its mortgage banking operations.

     On November 10, 1995, the Company completed the sale of $75,000,000 principal amount of its 6-7/8% Convertible Subordinated Notes due November 2002. On December 5, 1995, the Company sold an additional $11,250,000 of such notes. The net proceeds were used to redeem the Company's 6-7/8% Convertible Subordinated Notes due March 2002 and to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit (including

Continental Homes

the warehouse line of credit). In connection with the redemption of the notes, the Company recorded, in the third quarter of fiscal 1996, an extraordinary loss, net of taxes of approximately $859,000 due to the write-off of unamortized discount and debt issuance costs. The Convertible Notes are immediately convertible into shares of the Company's common stock at a rate of 42.105 shares for each $1,000 principal amount of Convertible Notes.

     On April 18, 1996 the Company completed the sale of $130,000,000 principal amount of its 10% Senior Notes due April 2006. The Company used approximately
$107,542,000 of the net proceeds to repurchase $98,500,000 aggregate principal amount of its 12% Senior Notes due 1999. The remaining proceeds were used to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit. In connection with the repurchase of the 12% Senior Notes, the Company recorded, in the fourth quarter of fiscal 1996, an extraordinary loss, net of taxes of approximately $6,059,000 related primarily to the tender offer premium. On January 30, 1997, the Company issued an additional $20,000,000 principal amount of its 10% Senior Notes due April 2006. The net proceeds were used to reduce temporarily outstanding amounts under the Company's revolving line of credit. On August 1, 1997 the Company will redeem the remaining $11,500,000 principal amount outstanding of its 12% Senior Notes due August 1999, at a redemption price of 104%.

     Pursuant to a stock repurchase plan approved by the Board of Directors on December 22, 1994, the Company repurchased 162,000 shares of its common stock during the year at an average price of $16.22.

INFLATION AND EFFECTS OF CHANGING PRICES

     Real estate and residential housing prices are affected by inflation, which can cause increases in the prices of land, raw materials and subcontracted labor. In the past three years, the Company has not experienced any significant inflationary pressure on land, raw materials or labor. Unless costs are recovered through higher sales prices, gross profit margins will decrease. As interest rates increase, construction and financing costs as well as the cost of borrowing funds also increase, which can result in lower gross profits. Relatively low interest rates during fiscal 1997 have made the Company's homes more affordable in each of its markets. High mortgage interest rates make it more difficult for the Company's customers to qualify for home mortgage loans. These factors have a much more significant effect on the Company's operations than does seasonality, in part because homes can be constructed year-round.

CAUTIONARY DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this disclosure in order to do so. Certain statements in this report that are not historical facts are, or may be considered to be, forward-looking statements. Given the risks, uncertainties and contingencies of the Company's business, the actual results may differ materially from those expressed or implied by such forward-looking statements. Further, certain forward-looking statements are based on assumptions concerning future events which may not prove to be accurate.

     Forward-looking statements by the Company regarding results of operations and, ultimately, financial condition, are subject to numerous risks and assumptions, including but not limited to, changes in general economic conditions, fluctuations in interest rates or labor and material costs, consumer confidence, competition, government regulations, financing availability, geographic concentration and risks associated with new and future communities.

                                                                     Report of
                                                                     Independent
                                                                     Public
                                                                     Accountants

To Continental Homes Holding Corp.:

We have audited the accompanying consolidated balance sheets of CONTINENTAL HOMES HOLDING CORP. (a Delaware corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Homes Holding Corp. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.


                                                         /s/ Arthur Andersen LLP
Phoenix, Arizona,
June 18, 1997.

                               Continental Homes

                          Consolidated Balance Sheets

                                                                              May 31,
                                                                        1997         1996
                                                                          (in thousands)
ASSETS
HOMEBUILDING
    Cash and cash equivalents                                        $  23,759    $  25,236
    Receivables                                                         27,894       16,693
    Homes, lots and improvements in production                         392,540      344,880
    Property and equipment, net                                          3,656        2,271
    Prepaid expenses and other assets                                   20,868       16,797
    Excess of cost over related net assets acquired                      9,565       11,715
    Deferred income tax asset                                            2,471           --
                                                                     ---------    ---------
                                                                       480,753      417,592
                                                                     ---------    ---------
MORTGAGE BANKING
    Mortgage loans held for sale                                        27,229       20,350
    Other assets                                                           274          492
                                                                     ---------    ---------
                                                                        27,503       20,842
                                                                     ---------    ---------
    Total assets                                                     $ 508,256    $ 438,434
                                                                     =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
HOMEBUILDING
    Accounts payable and other liabilities                           $  62,163    $  52,240
    Notes payable, senior and convertible subordinated debt            270,763      244,999
    Deferred income tax liability                                           --        1,236
                                                                     ---------    ---------
                                                                       332,926      298,475
                                                                     ---------    ---------
MORTGAGE BANKING
    Notes payable                                                       15,662        5,359
    Other liabilities                                                      560          854
                                                                     ---------    ---------
                                                                        16,222        6,213
                                                                     ---------    ---------
    Total liabilities                                                  349,148      304,688
                                                                     ---------    ---------

Minority interest                                                        4,209        4,797
                                                                     ---------    ---------
Commitments and contingencies
Stockholders' equity:
      Preferred stock, $.01 par value:
         Authorized - 2,000,000 shares, Issued - None                       --           --
      Common stock, $.01 par value:
         Authorized - 20,000,000 shares, Issued - 7,080,900 shares          71           71
      Treasury stock, at cost - 228,320 and 88,265 shares               (2,973)        (384)
      Capital in excess of par value                                    60,878       60,396
      Retained earnings                                                 96,923       68,866
                                                                     ---------    ---------
      Total stockholders' equity                                       154,899      128,949
                                                                     ---------    ---------
      Total liabilities and stockholders' equity                     $ 508,256    $ 438,434
                                                                     =========    =========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                               Continental Homes

                        Consolidated Statements of Income

                                                                    Years ended May 31,
                                                            1997           1996          1995
                                                            (in thousands, except share data)
REVENUES
Home sales                                             $   681,838    $   577,073    $   414,718
Land sales                                                  33,404         11,844         10,658
Mortgage banking and title operations                       10,618         11,481          6,707
Other income, net                                              110            210            369
                                                       -----------    -----------    -----------
        Total revenues                                     725,970        600,608        432,452
                                                       -----------    -----------    -----------

COSTS AND EXPENSES
Homebuilding:
        Cost of home sales                                 561,003        469,098        339,288
        Cost of land sales                                  32,167         11,907         10,958
        Selling, general and administrative expenses        71,590         62,247         46,308
        Interest, net                                        4,596          5,510          4,993
        Minority interest                                     (588)          (248)            --

Mortgage banking and title operations:
        Selling, general and administrative expenses         8,185          7,028          5,639
        Interest, net                                         (734)          (316)          (199)
                                                       -----------    -----------    -----------
        Total costs and expenses                           676,219        555,226        406,987
                                                       -----------    -----------    -----------

Income before income taxes and extraordinary loss           49,751         45,382         25,465
Income taxes                                                20,306         19,595         11,644
                                                       -----------    -----------    -----------
Income from operations                                      29,445         25,787         13,821
Extraordinary loss:
        Loss on extinguishment of debt; net of
        income taxes of $4,807 in 1996                          --         (6,918)            --
                                                       -----------    -----------    -----------
Net income                                             $    29,445    $    18,869    $    13,821
                                                       ===========    ===========    ===========
Earnings per common share
        Income from operations                         $      4.24    $      3.71    $      1.99
        Net income                                            4.24           2.71           1.99
Earnings per common share assuming full dilution
        Income from operations                         $      3.10    $      3.00    $      1.82
        Net income                                            3.10           2.27           1.82

Cash dividends per share                               $       .20    $       .20    $       .20
                                                       ===========    ===========    ===========

Weighted average number of shares outstanding            6,938,489      6,959,736      6,947,719
                                                       ===========    ===========    ===========

        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                               Continental Homes

                 Consolidated Statements of Stockholders' Equity

                                                              Years ended May 31, 1997, 1996 and 1995
                                                                       (Dollars in thousands)

                                                                               Capital in
                                            Common Stock          Treasury     Excess of     Retained
                                        Shares       Amount         Stock      Par Value     Earnings      Total

Balance, May 31, 1994                 7,080,900    $       71    $      (83)   $   59,610   $   38,962   $   98,560
Net income                                   --            --            --            --       13,821       13,821
Repurchase of common stock                   --            --          (556)           --           --         (556)
Cash dividends                               --            --            --            --       (1,394)      (1,394)
Exercise of employee stock options           --            --            48            --           --           48
                                      ---------    ----------    ----------    ----------   ----------   ----------

Balance, May 31, 1995                 7,080,900            71          (591)       59,610       51,389      110,479
Net income                                   --            --            --            --       18,869       18,869
Cash dividends                               --            --            --            --       (1,392)      (1,392)
Exercise of employee stock options           --            --           207           786           --          993
                                      ---------    ----------    ----------    ----------   ----------   ----------

Balance, May 31, 1996                 7,080,900            71          (384)       60,396       68,866      128,949
Net income                                   --            --            --            --       29,445       29,445
Repurchase of common stock                   --            --        (2,628)           --           --       (2,628)
Cash dividends                               --            --            --            --       (1,388)      (1,388)
Exercise of employee stock options           --            --            39           482           --          521
                                      ---------    ----------    ----------    ----------   ----------   ----------

Balance, May 31, 1997                 7,080,900    $       71    $   (2,973)   $   60,878   $   96,923   $  154,899
                                      =========    ==========    ==========    ==========   ==========   ==========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                Continental Homes

                      Consolidated Statements of Cash Flows

                                                                             Years ended May 31,
                                                                       1997         1996         1995
                                                                               (in thousands)

Cash flows from operating activities:
   Net income                                                       $  29,445    $  18,869    $  13,821
   Adjustments to reconcile net income to net cash provided
           (used) by operating activities:
           Depreciation and amortization                                3,228        3,190        3,050
           Minority interest                                             (588)        (248)          --
           Increase (decrease) in deferred income taxes                (3,707)          95       (1,209)
           Tax benefit of employee stock options exercised                295          404           --
           Extraordinary loss on extinguishment of debt                    --       11,725           --
           Decrease (increase) in assets:
                   Homes, lots and improvements in production         (39,863)     (48,504)     (52,973)
                   Receivables                                        (17,923)       8,458        2,304
                   Prepaid expenses and other assets                   (4,173)       4,826       (6,987)
           Increase in liabilities:
                   Accounts payable and other liabilities               8,185       11,445        1,022
                                                                    ---------    ---------    ---------
   Net cash provided (used) by operating activities                   (25,101)      10,260      (40,972)
                                                                    ---------    ---------    ---------

Cash flows from investing activities:
   Net additions to property and equipment                             (2,279)        (581)      (1,038)
   Cash paid for acquisitions, net of cash acquired                    (1,205)        (705)     (18,874)
   Adjustment to purchase price                                         1,700           --           --
                                                                    ---------    ---------    ---------
   Net cash used by investing activities                               (1,784)      (1,286)     (19,912)
                                                                    ---------    ---------    ---------

Cash flows from financing activities:
   Increase (decrease) in notes payable to financial institutions       9,191      (46,424)      49,852
   Retirement of Convertible Subordinated Notes                            --      (33,250)          --
   Retirement of 12% Senior Notes                                          --     (107,542)          --
   Retirement of bonds payable                                           (168)     (17,771)      (3,027)
   Issuance of Convertible Subordinated Notes                              --       83,279           --
   Issuance of 10% Senior Notes                                        20,175      125,925           --
   Repurchase of stock                                                 (2,628)          --         (556)
   Stock options exercised                                                226          589           48
   Dividends paid                                                      (1,388)      (1,392)      (1,394)
                                                                    ---------    ---------    ---------
   Net cash provided by financing activities                           25,408        3,414       44,923
                                                                    ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                   (1,477)      12,388      (15,961)
Cash and cash equivalents at beginning of year                         25,236       12,848       28,809
                                                                    ---------    ---------    ---------
Cash and cash equivalents at end of year                            $  23,759    $  25,236    $  12,848
                                                                    =========    =========    =========

Supplemental  disclosures  of cash flow  information:
   Cash paid during the year for:
           Interest, net of amounts capitalized                     $   6,207    $   7,767    $   7,780
           Income taxes                                             $  24,870    $  16,430    $  16,539

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

CASH AND CASH EQUIVALENTS

     Cash equivalents include amounts with initial maturities of less than 90 days. In the normal course of business, the Company receives deposits from its customers and maintains certain escrow funds.

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

     During fiscal 1996, the Company entered into a joint venture whereby the Company contributed cash and the joint venture partner contributed assets (primarily land) valued at $5,045,000.

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

                                                                  May 31,
                                                             1997         1996
                                                              (in thousands)

Homes and lots in production                               $183,410     $169,615
Land and developed lots held for housing                    187,282      137,676
Unimproved land held for development or sale                 12,407       30,839
Capitalized interest                                          9,441        6,750
                                                           --------     --------
                                                           $392,540     $344,880
                                                           ========     ========


MINORITY  INTEREST

     During fiscal 1996, the Company entered into a joint venture to develop an age restricted community. The Company contributed cash and the joint venture partners contributed assets (primarily land). The Company is entitled to 55% of the profits and/or losses and is the managing partner of the joint venture. Due to the control that the Company exercises, it has consolidated the financial position and results of operation of the joint venture. The partners' equity position is disclosed as a minority interest in the accompanying consolidated balance sheets.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consists primarily of office furniture, equipment and vehicles. Depreciation expense is provided using the straight-line method over the estimated useful lives (three to five years). Depreciation expense was $894,000, $773,000 and $535,000 in 1997, 1996 and 1995,
respectively. The costs of maintenance and repairs are charged to expense as incurred.

EXCESS OF COST OVER RELATED NET ASSETS ACQUIRED

     The excess of cost over related net assets acquired of $17,349,000 is being amortized over periods ranging from three to twenty years using the straight-line method. Amortization expense was $1,451,000, $1,401,000 and $1,459,000 in 1997, 1996 and 1995, respectively.

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

                               Continental Homes

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The homebuilding notes payable bear interest at a rate indexed to LIBOR or the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1997 approximate fair value. The fair value of the Company's senior and subordinated debt is estimated based on quoted market prices. At May 31, 1997 and 1996, the estimated fair value of the Company's senior and subordinated debt was $251,052,000 and $233,157,000, respectively.

     Mortgage loans held for sale are stated at the lower of cost or market which approximates the fair value. The mortgage banking notes payable bear interest at a rate indexed to the prime rate, therefore, the carrying amounts of the outstanding borrowings at May 31, 1997 and 1996 approximate fair value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect estimates.

NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     During fiscal 1996, the Company elected to early adopt Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("FAS 121") retroactive to June 1, 1995. The adoption of FAS 121 did not impact the Company's results of operations or financial position for the fiscal years ended May 31, 1997 and 1996. The Company believes the adoption of FAS 121 would not have had a material effect in fiscal 1995 had FAS 121 been applied to that year. Under FAS 121 real estate assets are to be reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If indications are that the carrying amount of the assets may not be recoverable, FAS 121 requires an estimate of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss must be recognized to write down the asset to its estimated fair value less costs to sell. The fair value calculation under FAS 121 would result in a lower valuation of the asset than under the net realizable value method previously required.

     Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), issued in October 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 requires either the recognition of compensation cost in the financial statements for those companies that adopt the new fair value based method or expanded disclosure of pro forma net income and earnings per share information for those companies that retain the current method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees". The Company has not adopted the expense recognition provisions of this standard; therefore the new standard has no effect on the Company's financial condition or results of operations. See Note G for the required disclosure under FAS 123.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share", ("FAS 128"), which supersedes Accounting Principal Board Opinion 15, the existing authoritative guidance. FAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997 and requires restatement of all prior-period earnings per share ("EPS") data presented. The new statement modifies the calculations of primary and fully diluted EPS and replaces them with basic and diluted EPS. The adoption of FAS 128 will not have a material impact on the Company's previous or current reported EPS data.

SALES RECOGNITION

     The Company recognizes income from home and land sales in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." The Company includes the discounts incurred in obtaining permanent financing for its customers in cost of home sales.

MORTGAGE BANKING FEE RECOGNITION

     Loan origination fees are recognized as income in accordance with Statements of Financial Accounting Standards Nos. 65, "Accounting for Certain Mortgage Banking Activities," and 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

INTEREST, NET

     The summary of the components of interest, net is as follows:

                                                     Years ended May 31,
                                              1997          1996          1995
                                                      (in thousands)
Homebuilding:
        Interest expense                    $ 5,699       $ 5,982       $ 5,420
        Interest income                      (1,103)         (472)         (427)
                                            -------       -------       -------
                                            $ 4,596       $ 5,510       $ 4,993
                                            =======       =======       =======
Mortgage Banking:
        Interest expense                    $   508       $ 1,785       $ 2,360
        Interest income                      (1,242)       (2,101)       (2,559)
                                            -------       -------       -------
                                            $  (734)      $  (316)      $  (199)
                                            =======       =======       =======



EARNINGS PER COMMON SHARE

     Earnings per common share has been computed using the weighted average number of common shares outstanding during the period. Earnings per common share assuming full dilution has been computed assuming the conversion of the Convertible Subordinated Notes due November 2002.

B.      RECEIVABLES

     Notes and accounts receivable are as follows:


                                                                    May 31,
                                                              1997         1996
                                                               (in thousands)

Proceeds receivable arising from home sales                 $11,646      $10,361
Municipal Utility District receivables                        2,236        2,788
Other notes and accounts receivable                          14,012        3,544
                                                            -------      -------
                                                            $27,894      $16,693
                                                            =======      =======



C.      INTEREST CAPITALIZATION

     The Company follows the practice of capitalizing for its homebuilding operations certain interest costs incurred on land under development and homes under construction. Such capitalized interest is included in cost of home sales when the units are delivered. The Company capitalized interest in the amount of $20,003,000, $16,440,000 and $14,108,000 and expensed as a component of cost of home sales $17,488,000, $16,233,000 and $10,687,000 in fiscal 1997, 1996 and
1995, respectively.

                               Continental Homes

D.      CONSOLIDATED MORTGAGE SUBSIDIARY

     The Company's consolidated financial statements include its wholly-owned mortgage banking subsidiary. Financial data of the mortgage banking subsidiary, prior to intercompany eliminations, is summarized as follows:

                                                                                      May 31,
                                                                                1997          1996
                                                                                  (in thousands)
Current assets, principally mortgage loans held for sale                      $28,685         $21,066
Total assets, principally mortgage loans and mortgage-backed securities        29,333          21,451
Current liabilities, principally notes payable                                 21,182          13,063
Total liabilities, principally  notes and bonds payable                        21,182          14,715
Stockholder's equity                                                            8,151           6,736

                                                     Years ended May 31,

                                               1997          1996         1995
                                                       (in thousands)

Total revenues                                $8,703        $9,948       $5,217
Net interest income                              734           316          199
Net income                                     1,415         2,596          396


     Mortgage loans held for sale are stated at the lower of cost or market determined in the aggregate. Mortgage loans held for sale consist of:

                                                                 May 31,
                                                            1997         1996
                                                             (in thousands)

Single-family first mortgage loans                        $ 28,061     $ 20,877
Market discount and loss reserve                              (832)        (527)
                                                          --------     --------
                                                          $ 27,229     $ 20,350
                                                          ========     ========

E.      NOTES, BONDS AND SENIOR AND CONVERTIBLE SUBORDINATED DEBT

HOMEBUILDING

     Notes payable, senior and convertible subordinated debt consist of:

                                                                                     May 31,
                                                                               1997            1996
                                                                                  (in thousands)
Notes payable                                                                $ 24,547        $ 19,108
10% senior notes, due 2006, net of discount of $1,599 and $1,972              148,401         128,028
12% senior notes due 1999, net of premium of $65 and $113                      11,565          11,613
6-7/8% convertible subordinated notes, due 2002                                86,250          86,250
                                                                             --------        --------
                                                                             $270,763        $244,999
                                                                             ========        ========

     At May 31, 1997, the Company had available an unsecured bank line of credit for borrowings (excluding the mortgage warehouse line) of up to $140,000,000. Available borrowings under the credit line are limited to certain percentages of housing unit costs, finished lots, land under development and receivables. Borrowings bear interest at LIBOR plus 1-3/4% to prime plus 1/8% at the Company's election and subject to the rating on its Senior debt. This line of credit matures in November 1999. During fiscal 1997, the weighted average interest rate on the average month end balance was 7.8% and the year end weighted average rate was 8.6%. The average month end outstanding balance during the year was $23,183,000 and the maximum amount outstanding at any month end was $41,500,000. At May 31, 1997, $12,000,000 was outstanding under this line of credit. In addition, the Company had borrowed $12,547,000 in other financing, which is secured by land, at interest rates ranging from 8% to prime plus 1% with maturities ranging from October 1997 to February 2000.

     In April 1996, the Company issued $130,000,000 principal amount of 10% Senior Notes due April 15, 2006. The Company used approximately $107,542,000 of the net proceeds to repurchase $98,500,000 aggregate principal amount of its 12% Senior Notes due 1999. The remaining proceeds were used to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit. In connection with the repurchase of the 12% Senior Notes, the Company recorded, in the fourth quarter of fiscal 1996, an extraordinary loss, net of taxes, of approximately $6,059,000 related primarily to the tender offer premium. In January 1997, the Company issued an additional $20,000,000 principal amount of its 10% Senior Notes due April 15, 2006. The net proceeds were used to reduce temporarily outstanding amounts under the Company's revolving line of credit. On August 1, 1997 the Company will redeem the remaining $11,500,000 principal amount outstanding of its 12% Senior Notes due August 1999, at a redemption price of 104%. The 10% Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2001 at redemption prices decreasing from 105%. The Senior Notes are senior unsecured obligations of the Company and are guaranteed, on a joint and several basis, by all of the Restricted Subsidiaries (as defined in the indenture).

     The indentures relating to the Company's 10% and 12% Senior Notes contain certain covenants which impose certain limitations on the ability of the Company to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. As of May 31, 1997, approximately $23,356,000 was available for making restricted payments. In addition, the indentures provide that in the event of defined changes in control or if the consolidated tangible net worth of the Company falls below a specified level or, in certain circumstances, upon sales of assets, the Company is required to make an offer to repurchase certain specified amounts of outstanding Senior Notes.

     In November and December 1995, the Company issued $86,250,000 principal amount of 6-7/8% Convertible Subordinated Notes due November 1, 2002. The Notes are convertible at a rate of 42.105 shares of Common Stock per $1,000 principal amount of Notes at any time prior to maturity. The Notes are redeemable in whole or in part at the option of the Company at any time on or after November 1, 1998, at redemption prices decreasing from 103.438%. The Notes are subordinated to all senior indebtedness of the Company. The net proceeds were used to redeem the Company's 6-7/8% Convertible Subordinated Notes due March 2002 and to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit (including the warehouse line of credit). In connection with the redemption of the notes, the Company recorded an extraordinary loss, net of taxes, of approximately $859,000 due to the write-off of unamortized discount and debt issuance costs.

                               Continental Homes

MORTGAGE BANKING

     Mortgage warehousing notes payable enable CH Mortgage Company ("CHMC") to perform its loan origination and warehousing functions. At May 31, 1997, CHMC had a warehouse line of credit of $25,000,000 which is guaranteed by the Company. Borrowings are secured by the mortgage loans held for sale, mature on December 1, 1997 and bear interest at LIBOR plus 1-3/4%. At May 31, 1997, $5,502,000 was outstanding under this line of credit and $10,160,000 of funding drafts were issued thereunder. At May 31, 1996, no amounts were outstanding under this line of credit and $5,359,000 of funding drafts were issued thereunder.

F.      INCOME TAXES

     The Company files a consolidated Federal income tax return. Components of current and deferred income taxes follow:

                                           Current       Deferred        Total
                                                    (In thousands)
Year ended May 31, 1997:
Federal                                   $ 21,011       $ (3,244)      $ 17,767
State and other                              3,002           (463)         2,539
                                          --------       --------       --------
                                          $ 24,013       $ (3,707)      $ 20,306
                                          ========       ========       ========
Year ended May 31, 1996:
Federal                                   $ 17,484       $     81       $ 17,565
State and other                              2,016             14          2,030
                                          --------       --------       --------
                                          $ 19,500       $     95       $ 19,595
                                          ========       ========       ========
Year ended May 31, 1995:
Federal                                   $ 10,126       $   (952)      $  9,174
State and other                              2,727           (257)         2,470
                                          --------       --------       --------
                                          $ 12,853       $ (1,209)      $ 11,644
                                          ========       ========       ========


     The effective income tax rate differs from the Federal statutory tax rate for the following reasons:

                                                           Years ended May 31,
                                                         1997     1996     1995

U.S. statutory tax rate                                   35%      35%      35%
State income taxes, net of Federal tax benefit             5        6        6
Amortization and other, net                                1        2        5
                                                          --       --       --
                                                          41%      43%      46%
                                                          ==       ==       ==

     The components of the net deferred taxes are as follows:

                                                                  May 31,
                                                            1997           1996
                                                             (In thousands)

Deferred tax liabilities:
        Capitalized interest                              $   637        $ 1,903
        Receivable basis differences                           26          1,043
                                                          -------        -------
                                                              663          2,946
                                                          -------        -------
Deferred tax assets:
        Inventory basis differences                         2,005            759
        Other, net                                          1,129            951
                                                          -------        -------
                                                            3,134          1,710
                                                          -------        -------
Net deferred tax (asset) liability                        ($2,471)       $ 1,236
                                                          =======        =======

G.      STOCK INCENTIVE PLANS

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

     The following summarizes the stock option transactions for the two years ended May 31, 1997:

                                    Number         Option       Weighted Avg.
7                                  of shares        Price           Price

Outstanding at May 31, 1995        244,635    $4.000 - $21.375   $   12.43
        Granted                     35,000              18.250       18.25
        Canceled                    (8,000)   12.500 -  21.375       16.10
        Exercised                  (67,865)    4.000 -  21.375        8.65
                                   -------
Outstanding at May 31, 1996        203,770     6.500 -  21.375       14.54
        Granted                    139,800    15.875 -  18.750       17.22
        Canceled                   (21,500)   12.500 -  21.375       17.72
        Exercised                  (21,945)    7.750 -  13.750       10.84
                                   -------
Outstanding at May 31, 1997        300,125     6.500 -  21.375       15.83
                                   =======
Exerciseable at May 31, 1997       118,425     6.500 -  21.375       13.83
                                   =======

At May 31, 1997, there were 44,695 shares reserved for future grants.

                               Continental Homes

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under these plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in FAS 123 has been applied.

     The Company has elected to account for its stock-based compensation plans under APB No. 25; however, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 1997 and 1996, using the following weighted average assumptions used for grants:

                                                             Years ended May 31,
                                                              1997         1996

        Risk free interest rate                               6.41%        5.56%
        Expected dividend yield                               1.16%        1.10%
        Expected lives                                      4 years      4 years
        Expected volatility                                  39.52%       43.48%

     Options were assumed to be exercised over the four-year expected life for the purpose of this valuation. Adjustments were made for options forfeited prior to vesting. The total value of options granted was computed to be the following approximate amounts, which would be amortized on the straight-line basis over the vesting period of the options (dollars in thousands):

        Year ended May 31, 1997                                            $881
        Year ended May 31, 1996                                            $243

     If the Company had accounted for stock options issued to employees using a fair value based method of accounting, the Company's year end net income, net income per common share and net income per common share assuming full dilution would have been reported as follows:

                                                           Years ended May 31,
                                                             1997        1996
Net income:
        Income from operations                           $   29,445  $   25,787
        Pro forma                                            29,270      25,751
        Net Income                                           29,445      18,869
        Pro forma                                            29,270      18,833
Earnings per common share:
        Income from operations                                 4.24        3.71
        Pro forma                                              4.21        3.67
        Net Income                                             4.24        2.71
        Pro forma                                              4.21        2.68
Earnings per common share
assuming full dilution:
        Income from operations                                 3.10        3.00
        Pro forma                                              3.09        3.00
        Net Income                                             3.10        2.27
        Pro forma                                              3.09        2.27

     The effects of applying FAS 123 for providing pro forma disclosures for 1997 and 1996 are not likely to be representative of the effects on reported net income and net income per common share for future years, because options vest over several years and additional awards are made each year.

H.      CONTINGENCIES

     In management's opinion, the Company is not involved in any legal proceedings which will have a material effect on the Company's financial position or operating results.

I.      SELECTED UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

     Unaudited quarterly consolidated financial information for the years ended May 31, 1997 and 1996 is summarized as follows:

                                                              Three months ended
                                               August 31   November 30  February 28     May 31
                                                       (In thousands, except share data)
1997
  Revenues                                    $  187,536   $  180,061   $  172,809   $  185,564
  Gross profit from home sales                    33,990       29,907       29,203       27,735
  Net income                                       9,236        7,792        6,758        5,659
  Earnings per share:
      Primary:
           Net income                               1.32         1.12          .98          .82
      Fully diluted:
           Net income                                .95          .81          .72          .62
      Weighted average shares outstanding      7,003,206    6,978,297    6,897,402    6,874,591

1996
  Revenues                                    $  146,405   $  138,244   $  140,996   $  174,963
  Gross profit from home sales                    24,520       24,953       25,270       33,232
  Net income                                       5,224        5,315        5,301        3,029
  Earnings per share:
      Primary:
           Income from operations                    .75          .77          .88         1.30
           Net income                                .75          .77          .76          .43
      Fully diluted:
           Income from operations                    .66          .64          .65          .93
           Net income                                .66          .64          .57          .36
      Weighted average shares outstanding      6,927,672    6,946,666    6,974,427    6,990,196